As filed with the Securities and Exchange Commission on September 29, 1998
                                                     Registration No. 333-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                       ----------------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                       ----------------------------------

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
         (State or other jurisdiction of incorporation or organization)

                                   77-0148208
                     (I.R.S. Employer Identification Number)

                             47265 FREMONT BOULEVARD
                            FREMONT, CALIFORNIA 94538
                                 (510) 623-9001
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          THE PRENTICE HALL CORPORATION
                                1013 CENTRE ROAD
                           WILMINGTON, DELAWARE 19805
                                 (302) 998-0595
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 with copies to:
                              DON S. HERSHMAN, ESQ.
                             BETH M. GOTTLIEB, ESQ.
                                  HOLLEB & COFF
                           55 EAST MONROE, SUITE 4100
                             CHICAGO, ILLINOIS 60603

Approximate date of commencement of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [x]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]__________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                       ----------------------------------

                         CALCULATION OF REGISTRATION FEE

========================================================================================================================
                                                         Proposed maximum     Proposed maximum
Title of each class of securities     Amount to be        offering price          aggregate             Amount of
        to be registered               registered           per unit(1)       offering price(1)     registration fee
------------------------------------------------------------------------------------------------------------------------
Common Stock.....................      6,807,915              $5.00              $34,039,575            $6,807.92
========================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended. The above calculation is based on the average of the reported bid and asked prices of the common stock on the Nasdaq National Market System on September 25, 1998.

                       ----------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                6,807,915 SHARES

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                                  COMMON STOCK

                                -----------------

        The common stock, par value $0.001 per share ("Common Stock"), of Sunrise Technologies International, Inc., a Delaware corporation ("Sunrise" and, together with its subsidiaries, the "Company"), offered hereby (the "Offered Shares") may be sold by certain stockholders, note holders and warrant holders of the Company (collectively, the "Selling Securityholders"). The Company will not receive any of the proceeds from the sale of the Offered Shares. Information regarding the Selling Securityholders is set forth herein under the heading "Selling Securityholders."

        The Common Stock currently is traded on the Nasdaq National Market System under the symbol "SNRS". On September 25, 1998, the closing price reported on the Nasdaq National Market System was $5.00 per share. See "Description of Capital Stock -- Price Range of Common Stock."

        ACQUISITION OF THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

        Some or all of the Offered Shares may be offered for sale and sold from time to time by the Selling Securityholders in transactions on the Nasdaq National Market System (or any national securities exchange or interdealer quotation system on which the Common Stock may be listed), or in privately negotiated transactions (which may include block transactions) or otherwise. In addition, the Selling Securityholders may engage in short sales and other transactions in the Common Stock or derivatives thereof, and may pledge, sell, deliver or otherwise transfer the Offered Shares in connection therewith. This Prospectus may be used by the Selling Securityholders or by any broker-dealer who may participate in sales of the Offered Shares. Participating broker-dealers may act as agents or principals or both and may receive commissions, discounts or concessions in connection with sales or other transfers of Offered Shares. See "Selling Securityholders." The Company has agreed to pay the expenses of registering the Offered Shares on behalf of the Selling Securityholders, other than broker-dealer commissions, discounts or concessions and any legal fees incurred by the Selling Securityholders in connection with sales of the Offered Shares.

        No person is authorized by the Company or the Selling Securityholders to give any information or to make any representations other than those contained in this Prospectus. Neither the delivery of this Prospectus nor any sale made hereunder shall create any implication that there has not been a change in the information contained herein since the date hereof.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER ___, 1998.

                              AVAILABLE INFORMATION

        The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (together with any amendments, supplements, exhibits, annexes and schedules thereto, the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, with respect to the Offered Shares. This Prospectus does not include all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in the Prospectus as to the contents of any contract, agreement or other document referred to in the Registration Statement are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information that the Company files with the Commission electronically are contained in the Internet Web site maintained by the Commission at http://www.sec.gov.


                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus, as it may be amended or supplemented, and certain documents incorporated by reference herein contain or may contain both statements of historical fact and "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Examples of forward-looking statements include: (i) projections of revenue, income, earnings, capital expenditures, dividends, capital structure and other financial items; (ii) statements of the plans and objectives of the Company or its management; (iii) statements of the future economic performance of the Company; and (iv) the assumptions underlying statements regarding the Company or its business. Important factors, risks and uncertainties that could cause actual results to differ materially from any forward-looking statements ("Cautionary Statements") are disclosed herein, under the caption "Risk Factors" and elsewhere, and in certain documents incorporated by reference herein. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the more detailed information contained elsewhere in this Prospectus.

                                   THE COMPANY

        The Company develops, manufactures and markets laser systems for applications in ophthalmology. All of the Company's business activities, including engineering and development, manufacturing, assembly and testing take place at the Company's facility in Fremont, California.

        Since mid-1992, the Company has focused a significant portion of its efforts on engineering and development of its holmium laser corneal shaping product or process, known as Laser Thermal Keratoplasty (the "LTK System"), for the treatment of refractive errors of the eye, such as hyperopia (farsightedness) and presbyopia (age-related loss of near focusing ability). The LTK System, which is based upon patented technology acquired in the Company's acquisitions of in-process technology from Laser Biotech, Inc. and Emmetropix Corporation in 1992, currently is undergoing premarket clinical studies in the United States, as required by the Food and Drug Administration (the "FDA"). Prior to this time the Company was primarily a developer and manufacturer of dental laser systems. See "Business."

        The Company has incurred substantial losses in the past seven years, which have seriously depleted its working capital. Sales of its existing ophthalmic products at current levels will not be sufficient to sustain the continued development and regulatory licensing of the LTK System. The Company has been able to raise additional working capital for all aspects of its business through the private placement of its Common Stock and convertible notes with warrants. These private placements raised $15,296,000 in 1994, 1995 and 1996 in new equity for the Company, approximately $3,700,000 in the form of promissory notes with warrants in 1997 (the "1997 Notes Placement") and approximately $9,300,000, net of offering costs, in the form of promissory notes with warrants in January 1998 (the "1998 Notes Placement").

        The Company was incorporated in 1987 under the laws of the State of California and was reincorporated in 1993 under the laws of the State of Delaware. The principal executive offices of the Company are located at 47265 Fremont Boulevard, Fremont, California 94538; telephone (510) 623-9001.

                               RECENT DEVELOPMENTS

ISSUANCE OF CONVERTIBLE NOTES

        In January 1998, the Company issued and sold, without registration under the Securities Act in the 1998 Notes Placement, an aggregate gross principal amount of approximately $9,300,000 of its redeemable convertible notes due 2001 (collectively, the "1998 Notes") and accompanying warrants to purchase Common Stock (collectively, the "1998 Warrants").

        The 1998 Notes are convertible at any time, at the option of the holder, bear interest at the rate of 12%, payable in-kind semi-annually (additional convertible notes), and convert at a price of $3.00 per share. The Company has an option to extend the 1998 Notes for an additional two years for additional warrant consideration. Warrants to purchase 1,870,000 shares of the Company's Common Stock were issued as part of the 1998 Notes Placement with an exercise price of $3.00 per share and an expiration date of January 2003. The 1998 Warrants issued had a fair value of approximately $1.87 per Warrant, at the time of issuance. The fair value of the 1998 Warrants has been reflected as additional consideration for the 1998 Notes, recorded as a discount on the debt and accreted as interest expense to be amortized over the life of the 1998 Notes.

SALE OF DENTAL BUSINESS

        On June 26, 1997, the Company sold substantially all of its assets associated with its dental laser, air abrasion and composite curing systems to Lares Research, a California corporation ("Lares"). At closing, Lares delivered to the Company $4,000,000 in cash and a promissory note in the amount of $1,500,000 (the "Lares Note"). Although the Company anticipates collecting interest and principal on the Lares Note, collection is not reasonably assured due to the subordination of the Lares Note to Lares' bank and the Company intends to recognize proceeds from the sale and interest on the Lares Note as cash is received. Prior to the sale of the dental assets, a substantial portion of the Company's revenues (98% in 1996 and 80% for the first six months of 1997) were derived from the domestic and international sales of the Company's dental products. However, operation of the dental business had contributed to the Company's substantial losses in each of the five years ending December 31, 1997.

        The Company used the net proceeds from the sale of the dental assets primarily for clinical trials for its ophthalmic products, including the LTK System.

                           THE SELLING SECURITYHOLDERS

        The Offered Shares were acquired by the Selling Securityholders through warrant grants subsequent to October 1997 or investment in the 1998 Notes Placement. Absent registration under the Securities Act, the Offered Shares are subject to certain limitations on resale. The Registration Statement of which this Prospectus forms a part has been filed in satisfaction of certain registration rights granted by the Company to the Selling Securityholders.

        As of the date of this Prospectus, 6,664,582 of the Offered Shares have not been issued by the Company but may be issued at any time upon conversion of the Notes or exercise of the Warrants by certain Selling Securityholders. See "Selling Securityholders."

                              PLAN OF DISTRIBUTION

        The Offered Shares may be offered for sale and sold from time to time by the Selling Securityholders in transactions on the Nasdaq National Market System (or any national securities exchange or interdealer quotation system on which the Common Stock may be listed), or in privately negotiated transactions (which may include block transactions) or otherwise. In addition, the Selling Securityholders may engage in short sales and other transactions in the Common Stock or derivatives thereof, and may pledge, sell, deliver or otherwise transfer the Offered Shares in connection therewith. This Prospectus may be used by the Selling Securityholders or by any broker-dealer who may participate in sales of the Offered Shares. Participating broker-dealers may act as agents or principals or both and may receive commissions, discounts or concessions in connection with sales or other transfers of the Offered Shares.

                                  RISK FACTORS

        The following factors should be considered carefully in evaluating an acquisition of Common Stock.

HISTORY OF LOSSES; PROFITABILITY UNCERTAIN; CASH FLOW DEFICITS

        The Company has incurred substantial losses, which have depleted its working capital and reduced its stockholders' equity. In addition, the Company's business will continue to be a significant consumer of cash, as the revenues from its business will not be sufficient to cover its operating costs, unless and until FDA approval is obtained to permit domestic sale of the LTK System. The Company currently anticipates submitting its premarket approval application ("PMA") to the FDA by the end of 1998, however, FDA approval is not expected until the second-half of 1999, at the earliest.

        The negative cash flows for the Company have been funded during 1996, 1997 and 1998 by the sale of additional equity and convertible debt with warrants. At December 31, 1997, cash and cash equivalents for the Company were approximately $1,958,000, and at June 30, 1998, after consummation of the 1998 Notes Placement (approximate net proceeds of $9,300,000), cash and cash equivalents of the Company were approximately $8,448,000. The Company anticipates that it will be required to raise additional working capital to fund its activities for late 1999 and beyond. Any additional equity or debt offerings will mostly likely dilute the holdings of the Company's stockholders. No assurance can be given that additional financing will be available, or if available, that it will be available on terms favorable to the Company and its stockholders. If funds are not available to satisfy the Company's short-term and long-term operating requirements, the Company may be required to limit or suspend its operations in their entirety or, under certain circumstances, be forced to seek protection from creditors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements attached hereto.

CONTINUING LOSSES EXPECTED

        The Company expects to report operating losses during 1998 and beyond. The losses will come primarily from the expenses of the FDA approval process and underlying clinical studies related to the LTK System. The Company will not have any domestic revenues from this product line unless and until FDA approval is obtained. International revenues will not be sufficient to cover the cost of the approval process or the general operating expenses of the Company.

REGULATORY MATTERS - FDA APPROVAL OF LTK SYSTEM

        The Company's activities are subject to extensive regulation by the FDA and similar health authorities in certain foreign countries. The LTK System is regulated as a Class III medical device by the FDA under the Food, Drug & Cosmetic Act. Class III medical devices must have a PMA approved by the FDA prior to commercial sale in the United States. The PMA process (and underlying clinical studies) is lengthy, the outcome is difficult to predict and requires substantial commitments of the Company's financial resources and management's time and effort. Delays in obtaining or failure to obtain required regulatory approvals or clearances in the United States and other countries would postpone or prevent the marketing of the LTK System and other devices and would impair the Company's ability to generate funds from operations, which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. In addition to analyzing the LTK System itself, the FDA may also evaluate public disclosures made by the Company regarding the LTK System, as part of the review and approval process. In this regard, the Company received in early September 1998 a letter from the FDA stating that recent press releases contained certain prohibited representations. The FDA did not require the Company to respond to the letter, however, the Company no longer includes the items described in the FDA letter in its public disclosures.

        There can be no assurance that the Company will be able to obtain in a timely manner, if at all, the required approval of its PMA in the United States for intended uses of the LTK System, or for any other devices which the Company may seek approvals or clearances. Any products manufactured or distributed by the Company will be subject to pervasive and continuing regulation by the FDA.

        The Company currently expects that it will submit its PMA by the end of 1998. If it is delayed in doing so until February 2, 1999, a new FDA regulation will require the Company to disclose, with its PMA, the financial interests of its clinical investigators in the Company. This new regulation will apply to all marketing applications submitted on or after February 2, 1999. The purpose of this new regulation is to assist the FDA in determining if, and to what extent, the clinical studies supporting the marketing applications may have been subject to investigator bias. Six of the Company's 11 current clinical investigators of the LTK System have financial interests in the Company that the Company would have to disclose under the new regulation. The Company believes that the results of its clinical investigations have not been biased by these interests; however, it is not possible to predict what impact, if any, the disclosure of these interests would have on FDA's review of the PMA the Company submits for the LTK System. The Company intends to submit all of its clinical data used to support the PMA submission to an independent audit to determine if any investigation bias exists.

        The Company has received a CE (European Community) mark of approval on its LTK device which allows for sale of the device in these countries. In addition to the CE Mark, however, some foreign countries may require separate individual foreign regulatory clearances. Although the Company's products have been sold in approximately 15 countries, sales of the LTK System require rigorous regulatory approvals before being sold in the United States and Japan. There can be no assurance that the Company will be able to obtain regulatory clearances for its products in the United States or foreign markets.

UNCERTAIN MARKET ACCEPTANCE OF THE LTK SYSTEM

        Although the Company has another ophthalmic laser product, the gLase 210, the Company has and intends to continue to concentrate its efforts primarily on the development of the LTK System and will be dependent upon the successful development of that system to generate revenues. The LTK System has not yet been introduced commercially in the United States, and there can be no assurance that if approved by the FDA, such system will be accepted by either the ophthalmic community or the general population as an alternative to existing methods of treating refractive vision disorders. Many ophthalmologists may have already invested significant time and resources in developing expertise in other corrective ophthalmic techniques. Acceptance of the LTK System may be affected adversely by its costs, concerns related to its safety and efficacy, the general resistance to use of laser products on the eye, the effectiveness of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data and the possibility of unknown side effects. Promotional efforts by suppliers of products or procedures which are alternatives to the LTK System, including eyeglasses, contact lenses and laser and non-laser surgical procedures, may also adversely affect the marketplace for the LTK System. Failure by the Company to achieve broad market acceptance of the LTK System will have a material adverse effect on the Company's business, financial condition and results of operations.

SAFETY AND EFFICACY CONCERNS; LACK OF LONG-TERM FOLLOW-UP

        The Company has developed limited clinical data to date on the safety and efficacy of the LTK System in correcting hyperopia (farsightedness), and related long-term safety and efficacy data. The FDA has not yet determined whether the LTK System will prove to be safe or effective for the predictable and reliable treatment of hyperopia or other common vision problems. Potential complications and side effects reported in studies to date from the use of the LTK System include mild foreign body sensation, temporary increased light sensitivity, modest fluctuations in refractive capabilities during healing, unintended over or under-corrections, regression of effect and induced astigmatism. There can be no assurance that long-term safety and efficacy data when collected will be consistent with the clinical trial results previously obtained or will demonstrate that the LTK System can be used safely and successfully to treat hyperopia in a broad segment of the population on a long-term basis.

PATENT CONCERNS

        Although the Company believes it holds dominant United States process patents for the use of holmium lasers in non-destructive cornea shaping, process and apparatus patents relating to shaping the cornea with holmium lasers have been issued to others. Generally, an apparatus patent contains claims to a new and useful machine or device. A process patent, generally, contains claims to a new and useful process, art or method, which may include a new use of a known process, machine, manufacture, composition of matter or material. The Company believes it is not infringing on any patents held by others; however, if patents held by others were adjudged valid and interpreted broadly in an adversarial proceeding, they could be deemed to cover one or more aspects of the Company's holmium laser corneal shaping systems or use of the LTK System or other procedures. Any claims for patent infringement could be time-consuming, result in costly litigation, divert technical and management personnel or require the Company to develop non-infringing technology or to enter into royalty or licensing agreements. There can be no assurance that the Company will not be subject to one or more claims for patent infringement, that the Company would prevail in any such action or that its patents will afford protection against competitors with similar technology.

        In the event the LTK System is adjudged to infringe, directly or indirectly, a patent in a particular market, the Company may be enjoined from making, using and selling such system, be required to pay damages, or be required to obtain a royalty-bearing license, if available, on acceptable terms. Alternatively, in the event a license is not offered or available, the Company may be required to redesign those aspects of the LTK System held to infringe, directly or indirectly, so as to avoid such infringement. Any redesign could delay reintroduction of the Company's products into certain markets, or may be so significant as to be impractical. If redesign efforts were impractical, the Company could be prevented from manufacturing and selling the infringing products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

        In addition, the Company has attempted to negotiate with the University of Miami to reach agreement regarding the non-exclusive use of a component of the delivery system used in the LTK System which was jointly developed by the Company and the University. The Company believes that it will be able to make reasonable arrangements with the University. If, however, the Company is unable to conclude negotiations with the University successfully, the Company may have no rights in the delivery system presently configured in the LTK System. If the Company is forced to redesign the LTK System, such redesign efforts could be time consuming, expensive and prolong FDA review.

COMPETITION

        The vision correction industry is subject to intense competition. The significant competitive factors in the industry include price, convenience, success relative to vision correction, acceptance of new technologies, patient satisfaction and government approval. Patients with hyperopia (farsightedness) can achieve vision correction with eyeglasses, contact lenses and possibly with other technologies and surgical techniques currently under development, such as corneal implants, human lens replacement, intra-ocular implantable contact lenses and surgery using different types of lasers. The success of any competing alternative to the LTK System for treating hyperopia would have a material adverse effect on the Company's business, financial condition and results of operations. Most of the Company's competitors have substantially greater financial capabilities for product development and marketing than the Company, which may enable such competitors to market their products or procedures to the consumer and to the ophthalmic community in a more effective manner.

        The excimer laser is the dominant laser used for the treatment of refractive disorders, although it is not currently approved to treat hyperopia in the United States or Japan, other than in limited clinical trials. In the United States, VISX, Inc. ("VISX") and Summit Technologies, Inc. ("Summit") are the leading manufacturers of excimer refractive surgical systems. While the Company believes the LTK System offers several distinct advantages over the use of excimer lasers for treating hyperopia, including ease of use and decreased invasiveness, both VISX and Summit have significantly greater financial resources than the Company and have received FDA approval for their respective excimer laser products for treating myopia (nearsightedness). In addition, certain of the Company's competitors, including Summit, have developed LTK devices for the treatment of hyperopia. The Company believes its LTK System is superior to those of its competitors and that use of Summit's holmium laser system for LTK may violate certain of the Company's patents. None of the Company's competitors is currently engaged in United States clinical trials to approve their LTK devices for treating hyperopia. Although neither the VISX and Summit excimer laser products nor the Summit LTK devices are currently approved for treating hyperopia in the United States and Summit discontinued its clinical trials for treating hyperopia with its holmium laser system in 1996, any alternative treatment offered by VISX or Summit will have a competitive advantage because of the name recognition being created by the current promotion of their excimer laser products for correcting myopia (nearsightedness) using lasers and the fact that VISX and Summit have been able to establish a base of customers that are currently using their products. The FDA Ophthalmic Devices Advisory Panel recommended approval of the VISX STAR Excimer Laser System(TM) ("VISX System") for use in the treatment of hyperopia on July 23, 1998. Although the FDA accords significant weight to advisory panel recommendations, the FDA is not bound by the recommendations of the panel and, accordingly, there can be no assurance as to whether or when PMA approval will be received for use of the VISX System for treatment of hyperopia. See "Business -- Competition."

RELIANCE ON KEY PERSONNEL

        The Company's principal executive officers have extensive experience in ophthalmic research, development and sales. The loss of the services of any of the Company's executive officers or other key personnel, or the failure of the Company to attract and retain other skilled and experienced personnel on acceptable terms, could have a material adverse effect on the Company's business, results of operations and financial condition.

        Any transactions and loans by and between the Company and an affiliate will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties. All such material affiliated transactions and loans, and any forgiveness of loans, will be approved by a majority of the Company's directors, including a majority of the disinterested directors, that do not have an interest in the transaction and who have access, at the Company's expense, to the Company's or independent legal counsel.

LOSS OF DENTAL REVENUES

        Prior to the sale of the dental assets in June 1997, the Company's revenues were substantially derived from the sale of its dental laser and air abrasive products. These sales represented 98% and 69% of the Company's revenues in 1996 and 1997, respectively. By selling the dental assets, the Company lost a significant source of continued revenue, although the dental assets made a negative contribution to the Company's financial results.

POTENTIAL ANTI-TAKEOVER EFFECTS

        The provisions of the Company's Certificate of Incorporation, as amended, the Company's Bylaws, as amended, and the Delaware General Corporation Law (the "Delaware Law") may have the effect of delaying, discouraging, inhibiting, preventing or rendering more difficult an attempt to obtain control of the Company by means of a tender offer, business combination, proxy contest or otherwise. These provisions include the charter authorization of "blank check" preferred stock, classification of the Board of Directors, a restriction on the ability of the stockholders to take actions by written consent and a Delaware Law provision imposing restrictions on business combinations with certain interested parties.

        In addition, the Company has adopted a Stockholder Rights Plan (the "Rights Plan") in which each issued and outstanding share of the Company's Common Stock has associated with it one right to purchase a share of the Company's Common Stock from the Company (the "Rights") at a price of $20, subject to adjustment. The Rights will be exercisable if a person or group: (i) acquires beneficial ownership of 15% or more of the Company; or (ii) commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Common Stock. The Company will be entitled to redeem the Rights at $.001 per Right at any time until ten days following a public announcement that a 15% position has been acquired. See "Description of Capital Stock."

VOLATILITY OF STOCK PRICE

        The market price of the Company's Common Stock may be affected by quarterly fluctuations in the Company's operating results, announcements by the Company or its competitors of technological innovations or new product introductions and other factors. If revenue or earnings in any quarter fail to meet expectations of the investment community, there could be an immediate impact on the Company's stock price. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, particularly among stocks of high technology companies, which on occasion have been unrelated to the operating performance of particular companies. Factors not directly related to the Company's performance, such as negative industry reports or disappointing earnings announcements by publicly-traded competitors, may have an adverse impact on the market price of the Company's Common Stock.

YEAR 2000 COMPLIANCE

        The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The "Year 2000" problem is pervasive and complex, as virtually every computer operation will be affected in the same way by the rollover of the two digit year value to
00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is utilizing both internal and external resources to identify, correct or reprogram, and test its systems for Year 2000 compliance. It is anticipated that all of the Company's reprogramming efforts will be completed by March 31, 1999, allowing adequate time for testing. This process includes obtaining confirmations from the Company's primary vendors that plans are being developed or are already in place to address processing of transactions in the year 2000. However, there can be no assurance that the systems of other companies on which the Company's systems rely will also be converted in a timely manner, or that any such failure to convert by another company would not have a material adverse effect on the Company's business, financial conditions or results of operations.

        The Company believes that it does not have a Year 2000 problem with its products that have been sold in the past, however, the Company has not performed an extensive review of these systems and is unlikely to be able to complete a review prior to January 1, 2000. In addition, the Company is designing a new product to replace its existing LTK System that is being designed to properly recognize date-sensitive information for the year 2000 and beyond. Although the Company plans to perform extensive testing of its new product, there can be no assurance that the new system will function properly until it is deployed in the field and subjected to extensive use. Any malfunction of a deployed system could have a material adverse effect on the Company's business, financial condition or results of operations.

                         SELECTED FINANCIAL INFORMATION

        The statement of operations data set forth below with respect to the fiscal years ended December 31, 1995, 1996 and 1997 and the balance sheet data at December 31, 1996 and 1997 are derived from, and are qualified by reference to the Company's audited financial statements included elsewhere in this Prospectus and should be read in conjunction with those financial statements and the notes thereto. The statement of operations data for the years ended December 31, 1993 and 1994 and the balance sheet data at December 31, 1993, 1994 and 1995 are derived from audited financial statements not included in this Prospectus. The statements of operations data for the six months ended June 30, 1997 and 1998 and the balance sheet data at June 30, 1998 are derived from unaudited financial statements. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of results to be expected for the full fiscal year.

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                                              SIX MONTHS ENDED
                                                    FISCAL YEAR ENDED DECEMBER 31,                                 JUNE 30,
                                    --------------------------------------------------------------          ---------------------
                                      1993          1994          1995          1996          1997          1997          1998
                                    ---------------------------------------------------------------------------------------------
HISTORICAL STATEMENT
OF OPERATIONS DATA:

Net revenues .....................  $ 11,860      $  7,578      $  5,294      $  5,654      $  2,839      $  2,463      $    324

Gross profit .....................     5,009         1,340         1,637         1,638           293           504          (560)

Loss from operations .............    (6,452)       (6,917)       (4,187)       (6,020)       (7,075)       (3,380)       (7,064)

Gain on sale of dental assets ....        --            --            --            --         1,740         1,740            --
Interest income (expense), net ...        60             7            57            52        (1,283)         (911)       (2,303)

Tax expense ......................      (232)           --            --            --            --            --            --

Net loss .........................    (6,624)       (6,910)       (4,130)       (5,968)       (6,618)       (2,551)       (9,367)
Net loss per share, basic and
  diluted(1) .....................     (0.74)        (0.68)        (0.28)        (0.23)        (0.23)        (0.09)        (0.28)
Shares used in calculation of
 basic and diluted net loss per
 share(1) ........................     8,955        10,129        14,935        26,414        28,550        27,879        33,404



                                                   DECEMBER 31,                      June 30,
                               -------------------------------------------------     --------
                                1993       1994       1995       1996       1997       1998
                               --------------------------------------------------------------
HISTORICAL BALANCE
SHEET DATA:

Working capital ............   $1,965     $1,101     $4,541     $1,073     $1,382     $7,545
Total assets ...............    5,511      3,822      6,689      3,741      2,949      9,621
Long-term obligations ......       18         --         --         --        945      7,205
Total stockholders' equity..    2,708      1,357      4,745      1,272        849        838

----------

(1)  See Note 1 of Notes to Consolidated Financial Statements.

                                    BUSINESS

OVERVIEW

        Sunrise Technologies International, Inc. (the "Company") develops, manufactures and markets laser systems for applications in ophthalmology. The Company was incorporated in 1987 under the laws of the State of California and was reincorporated in 1993 under the laws of the State of Delaware. Prior to June 26, 1997, the Company developed, manufactured and marketed lasers and air abrasion cavity preparation systems for use in dentistry. On June 26, 1997, the Company sold its dental business and assets to Lares Research of Chico, California for $4,000,000 in cash and $1,500,000 in interest-bearing notes due in June 2000 and June 2001.

        Since mid-1992, the Company has focused a significant portion of its efforts on engineering and development of its laser corneal shaping product, known as Laser Thermal Keratoplasty (the "LTK System"), for the treatment of refractive errors of the eye, such as hyperopia and presbyopia (age-related loss of near focusing ability). The LTK System is based on patented technology acquired in the Company's acquisitions of in-process technology from Laser Biotech, Inc. ("Laser Biotech") and Emmetropix Corporation ("Emmetropix") in 1992. See "Products - LTK System" in this Section.

        The Company has incurred substantial losses in the past seven years, which have seriously depleted its working capital. Sales of its existing ophthalmic products at current levels will not be sufficient to sustain the continued development and regulatory licensing of the LTK System. The Company has been able to raise additional working capital for all aspects of its business through the private placement of its Common Stock and convertible notes with warrants. These private placements raised $15,296,000 in 1994, 1995 and 1996 in new equity for the Company, $3,700,000 from the 1997 Notes Placement and approximately $9,300,000, net of offering costs, from the 1998 Notes Placement. If the Company is unable to obtain additional working capital, it may be forced to substantially curtail its activities and could, under certain circumstances, be forced to eliminate or suspend operations. There can be no assurance that additional funds can be raised on terms acceptable to the Company, if at all.

PRODUCTS

        LTK System

        In April 1992, the Company acquired Laser Biotech through a merger of a wholly-owned subsidiary of the Company with Laser Biotech (the "Merger"). Laser Biotech was founded in 1986 by Bruce J. Sand, M.D., FACS, to research and develop a precision laser instrument for eye surgery. In connection with the Merger, the Company also acquired certain patent and patent applications held by Dr. Sand covering a patented technique for reshaping the cornea using a laser. The LTK System alters the shape of the cornea to correct refractive disorders such as hyperopia and presbyopia without removing corneal tissue. The procedure employs a laser to shrink, selectively, the collagen in the cornea, changing the curvature of the cornea and thereby changing the refractive power of the eye. By comparison, excimer laser systems for corneal reshaping developed by Summit and VISX remove parts of the cornea to achieve changes in refraction. Laser Biotech conducted pre-clinical studies to gain preliminary information on the efficacy and safety of the product, which resulted in positive indications that the LTK System could be applied successfully and safely to correct certain refractive error.

        In May 1992, the Company acquired substantially all of the in-process technology of Emmetropix, including an assignment of certain patent applications and related technology from an Emmetropix shareholder which the Company believes may be useful in the further development of the LTK System.

        The Company received an Investigational Device Exemption ("IDE") from the FDA to begin Phase I clinical trials of the LTK System on human subjects in the first quarter of 1992. Phase I trials commenced in June 1992 using a prototype LTK System designed and developed by the Company. The Company completed Phase I of the clinical work for the LTK System and filed its results with the FDA in June 1993. In September 1993, the Company received clearance to begin Phase IIa clinical trials for the treatment of hyperopia. The trials were conducted at the Doheny Eye Institute at the University of Southern California and Baylor University and were completed in November 1994. In February 1995, the Company filed its request with the FDA to commence Phase IIb clinical trials. In a March 1995 letter, the FDA cited various deficiencies in the Company's February letter and requested additional information. In December 1995, the Company submitted the requested additional information. In January 1996, the FDA responded to the Company's submittal by requesting current follow-up data on all Phase IIa patients. In March 1996, the Company provided the FDA with current follow-up data on the Phase IIa patients. On September 5, 1996, the FDA authorized the Company to treat an additional 100 subjects at five United States locations in a continuation of Phase IIa clinical trials using a treatment algorithm developed by the Company in the course of the initial Phase IIa clinical trials and in the course of studies conducted by ophthalmologists in Mexico, Germany, Belgium, Italy and Canada. On March 31, 1997, the Company added three new investigators to its Phase IIa clinical study for hyperopia. On July 18, 1997, the Company received FDA approval to treat the fellow eye of patients who had one eye treated as part of the clinical trial for hyperopia six months after the first eye was treated. On August 7, 1997, the Company received approval from the FDA to treat an additional 100 patients as part of its Phase IIa clinical trial for hyperopia, bringing the total patients approved for treatment to 228.

        On November 19, 1997, the Company completed enrollment in its Phase IIa clinical trial for hyperopia and also received approval to begin Phase III of its clinical trial for hyperopia with an additional 200 patients to be treated at the existing eight clinical sites and up to seven additional clinical sites. The Company has added three clinical sites, bringing the total to 11 sites. On February 24, 1998, the Company announced that it had received approval to treat the fellow eye of patients enrolled in its clinical study for hyperopia on the same day, as opposed to the earlier requirement to wait six months before treating fellow eyes. On June 30, 1998, the Company announced that it had completed enrollment for the Phase III investigation, the final phase of the study for treatment of low to moderate hyperopia. As of August 31, 1998, 400 primary eyes and 257 fellow eyes have been treated on 400 patients.

        On March 24, 1998, the Company announced that it had received approval to initiate a new clinical study to treat patients with the LTK System who were overcorrected after receiving treatment for myopia (nearsightedness) from other companies' excimer laser systems. The Company has treated two eyes of two patients under this clinical study.

        On October 8, 1997, the Company received approval to re-treat patients in its clinical study. As of August 31, 1998, six eyes of six patients have been re-treated.

        On September 25, 1997, the Company received approval to treat 60 patients at four sites for the condition known as presbyopia. Presbyopia is the age-related loss of near vision. The Company's clinical trial will employ a technique known as monovision to treat presbyopia. A patient with monovision utilizes one eye primarily for distance vision and the other eye primarily for reading, or near vision. A fifth site was added on March 30, 1998. As of August 31, 1998, the Company has treated 45 patients under this clinical study.

        On April 7, 1998, the Company received approval to treat 20 eyes at two clinical sites for moderate hyperopia 2.75-4.0 diopters. As of August 31, 1998, the Company has treated 17 eyes of the 20 eyes allowed under this clinical study.

        In addition, clinical trials were initiated outside the United States in early 1993 and are ongoing. The Company has obtained FDA clearance to export the LTK System to most European countries, Turkey, Saudi Arabia, Canada, Mexico, Brazil, China, Korea, Hong Kong, the Bahamas, South Africa and other countries, although such sales are subject to the individual regulatory authority of each country. Following regulatory approvals, the Company commenced marketing the LTK System overseas, primarily in Europe, for the treatment of hyperopia and astigmatism in December 1993.

        As of the date of this Prospectus, the Company has treated over 700 eyes with the LTK System in its United States clinical trials. The Company believes that the total number of patients now enrolled exceeds FDA requirements for the study sample size needed for the PMA submission. On July 28, 1998, the Company announced that its PMA will most likely be submitted to the FDA in the fourth quarter of 1998. See "Government Regulation" and "Patents and Licenses" in this Section and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The LTK System incorporates the Sun 1000, a holmium laser system, into a delivery system that is built into a standard slit-lamp to perform the LTK procedure. A slit-lamp is a binocular microscope used regularly by ophthalmologists to examine an eye binocularly under high magnification. The LTK System delivers eight simultaneous laser beams disposed in a circle of varying diameter. This system allows for easy alignment on the patient's eye and the delivery of two exposures, each less than two seconds. To date, international sales of the LTK System have been limited. Revenue in the United States cannot reasonably be expected before the second half of 1999, at the earliest.

        Ophthalmic Laser System for Glaucoma

        In 1990, the Company developed the gLase 210 ophthalmic system (the "gLase 210 system"), a holmium laser system designed to perform a filtering procedure for the treatment of glaucoma. The gLase 210 system is not currently marketed actively in the United States or internationally. Sales of the gLase 210 system have been limited and have never represented more than 11% of the Company's revenues in any year. From 1995 through August 31, 1998, sales of the gLase 210 system resulted in a loss to the Company of approximately $51,000.

GOVERNMENT REGULATION

        The Company's products are subject to significant government regulation in the United States and other countries. In order to test clinically, produce and market products for human diagnostic and therapeutic use, the Company must comply with mandatory procedures and safety standards established by the FDA and comparable foreign regulatory agencies. Typically, such standards require products to be approved by the government agency as safe and effective for their intended use before being marketed for human applications. The clearance process is expensive and time consuming, and no assurance can be given that any agency will grant clearance to the Company to sell its products for routine clinical applications or that the time for the clearance process will not be extensive.

        No clinical testing of the Company's products on humans may be undertaken without first obtaining an IDE from the FDA. To date, sales of the LTK System in the United States for clinical testing on humans have been pursuant to approved IDEs.

        Devices such as the LTK System may be marketed in the United States only after the FDA has approved a PMA for the device. Under the PMA procedure, the applicant must obtain an IDE before beginning the substantial clinical testing required to determine the safety, efficacy and potential hazards of the products. The preparation of a PMA is significantly complex and time consuming. The review period under a PMA is 180 days from the date of filing. The FDA often responds with requests for additional information or clinical reports that can extend the review period substantially beyond 180 days.

        The FDA also imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as labeling, manufacturing practices, record keeping and reporting requirements. The FDA also may require postmarket testing and surveillance programs to monitor a product's effects. All of the Company's products will require regulatory approval from the FDA. There can be no assurance that the appropriate approvals from the FDA will be granted for the Company's products, that the process to obtain such approvals will not be excessively expensive or lengthy or that the Company will have sufficient funds to pursue such approvals. The failure to receive requisite approvals for the Company's products or processes, when and if developed, or significant delays in obtaining such approvals, will prevent the Company from commercializing its products as anticipated and will have a material, adverse effect on the business of the Company.

        The Company is also subject to regulation under the provisions of the Food, Drug and Cosmetic Act relating to Product Radiation Control which, among other things, requires laser manufacturers to: (i) file new product and annual reports; (ii) maintain quality control, product testing and sales records; (iii) incorporate certain design and operating features in lasers sold to end-users; and (iv) certify and label each laser sold to conform to all applicable standards for such lasers. Various warning labels must be affixed and certain protective devices installed, depending on the class of the product. The FDA's Center for Devices and Radiological Health is empowered to seek fines and other remedies for violations of the regulatory requirements.

MARKETING AND SALES

        The Company's strategy is to market its products through established medical equipment distributors overseas. In the United States, the Company plans to sell its products through a small direct sales force. The Company has established relationships with distributors in Great Britain, Canada, France, Mexico, South Africa and Central and South America for sale of its ophthalmic systems.

        The extent and nature of the Company's marketing efforts are determined by a number of factors, including the number of specialists in the area and the characteristics of the laser applications. The establishment of a successful distributor network requires providing the distributors with sales instruments (brochures, clinical data, research papers, educational videos, etc.). Such marketing efforts are expected to include presentations at conventions and trade shows, customer training by Company personnel and sponsorship of teaching seminars, clinical presentations, and research by others. The Company also hires additional marketing and sales consultants from time to time to assist in the introduction of its products.

        On July 15, 1998, the Company announced that it had entered into an agreement with Harrison Wilson & Associates, and Ketchum Public Relations of Omnicom Group, Inc. for work associated with the launch of the LTK System in the United States. Omnicom is comprised of more than 200 specialty agencies and has a market capitalization of over $9 billion, with expertise in the areas of public relations, medical education, investor relations and the promotion of medical devices to both physicians and consumers. There can be no assurance, however, that the Company can effectively market its existing and planned new products.

ENGINEERING AND DEVELOPMENT

        The Company's success will depend substantially upon its ability to develop, produce and market innovative new products.

        For the six months ended June 30, 1998, the Company expended $997,000 on engineering and development relating to the LTK System. The Company continues to explore several other types of lasers with varying characteristics in order to find the optimal interactions with tissues in specific medical applications. Since the sale of the Company's dental business and assets in June 1997, to an unaffiliated party, the Company no longer expends any of its funds on the engineering and development of dental laser or other dental products. Clinical testing and sale of the Company's products are subject to obtaining applicable regulatory approvals, of which there can be no assurance. The Company's research and development activities are conducted in-house as well as by outside sources, including consultants and universities.

        The laser industry is characterized by extensive research and rapid technological change. Development by others of new or improved products, processes or technologies may make product development by the Company obsolete or less competitive. The Company will be required to devote continuing efforts and funds to further developments and enhancements for its existing products and for its research and development of new technologies and products. There can be no assurance the Company will be able to successfully adapt its operations to evolving markets and technologies and fund the development of new medical products to achieve possible technological advantages.

PRODUCTION

        The Company manufactures its ophthalmic lasers from parts, components and subassemblies obtained from a number of unaffiliated suppliers, and the Company designs the software incorporated into a microprocessor purchased from an unaffiliated third party. Prototype production and all manufacturing, assembly and testing activities take place at its Fremont, California facility. Although all the parts and components used by the Company are available from multiple sources, several are currently being purchased from only one source to obtain volume discounts. Lack of availability of certain components could require redesign of the products resulting in production delays.

        The Company's ophthalmic laser systems have been designed in a modular fashion to facilitate the assembly process. The Company intends to utilize modular design and construction concepts in connection with its future products. The Company will require additional engineering and manufacturing staffing as new products are introduced into the marketplace.

POTENTIAL LIABILITY

        The testing and use of human health care products entail an inherent risk of physical injury to patients and resultant product liability or malpractice litigation. While the Company has obtained product liability coverage in the amount of $5,000,000 with an umbrella policy for an additional $5,000,000, such coverage is limited, and there can be no assurance that such coverage will be sufficient to protect it from all risks to which it may be subject. Those costs of defending a product liability or malpractice action could have a material adverse impact on the Company, even if the Company were to prevail ultimately.

PATENTS AND LICENSES

        In the merger of Laser Biotech into the Company, the Company acquired an issued United States patent and pending United States and foreign patent applications previously assigned to Laser Biotech by Dr. Bruce Sand, the inventor of the patent and founder of Laser Biotech. The issued patent covers a method for using a laser to shrink collagen in the human body, with specific application to the cornea. Since the merger, five more patents filed by Dr. Sand, as the inventor, have been allowed, and have been assigned to the Company. As a result of the Emmetropix acquisition, the Company now has one issued United States patent and one pending European regional patent application based on the issued United States patent, which the Company believes may be useful in further developing its laser thermal keratoplasty product. In addition, the Company has filed a patent application covering the LTK System it developed to make use of the LTK procedure. The Company owns 22 issued patents on the LTK System and method for shrinking collagen in the United States and internationally, six of which have been assigned for collateral purposes pursuant to the terms of the 1997 Notes Placement. These patents protect the Company's technology while the LTK System is undergoing clinical trials for approval to market the LTK System in the United States and encompass both the apparatus for treatment with the LTK System and the method of shrinking collagen in the cornea. These patents begin to expire in 2009. The Company also owns 15 pending patent applications on the LTK System and the method for shrinking collagen in the United States and internationally.

COMPETITION

        The vision correction industry is subject to intense competition. The significant competitive factors in the industry include price, convenience, success relative to vision correction, acceptance of new technologies, patient satisfaction and government approval. Patients with hyperopia can achieve vision correction with eyeglasses, contact lenses and possibly with other technologies and surgical techniques currently under development, such as corneal implants, lens replacement and surgery using different types of lasers. The success of any competing alternative to the LTK System for treating hyperopia could have a material adverse effect on the Company's business, financial condition and results of operations. Most of the Company's competitors have substantially greater financial capabilities for product development and marketing than the Company, which may enable such competitors to market their products or procedures to the consumer and to the ophthalmic community in a more effective manner.

        The excimer laser is the dominant laser used for the treatment of refractive disorders, although it is not currently approved to treat hyperopia in the United States or Japan, other than in limited clinical trials. In the United States, VISX and Summit are the leading manufacturers of excimer refractive surgical systems. While the Company believes the LTK System offers several distinct advantages over the use of excimer lasers for treating hyperopia, including ease of use and decreased invasiveness, both VISX and Summit have significantly greater financial resources than the Company and have received FDA approval for their respective excimer laser products for treating myopia (nearsightedness) and astigmatism. In addition, certain of the Company's competitors, including Summit, have developed LTK devices for the treatment of hyperopia. The Company believes its LTK System is superior to those of its competitors and that use of Summit's holmium laser system for LTK may violate certain of the Company's patents. None of the Company's competitors is currently engaged in United States clinical trials to approve their LTK devices for treating hyperopia. Although neither the VISX and Summit excimer laser products nor the Summit LTK devices are currently approved for treating hyperopia in the United States, and Summit discontinued its clinical trials for treating hyperopia with its holmium laser system in 1996, any alternative treatment offered by VISX or Summit may have a competitive advantage because of the name recognition being created by the current promotion of excimer laser products for correcting myopia using lasers and the fact that VISX and Summit have been able to establish a base of customers that are currently using their products. The FDA Ophthalmic Devices Advisory Panel recommended approval of the VISX System for use in the treatment of hyperopia on July 23, 1998. Although the FDA accords significant weight to advisory panel recommendations, the FDA is not bound by the recommendations of the panel and, accordingly, there can be no assurance as to whether or when PMA approval for use of the VISX System for treatment of hyperopia will be received.

        The Company believes the potential use of its process of shrinking collagen is more attractive than competitive methods of treating certain refractive errors because it can address refractive error with minimal invasiveness to the cornea. There can be no assurance, however, that the method can be reduced to practice using a reliable laser system, or that the Company will receive regulatory approvals or successfully market such a product.

EXPORT SALES

        For the six months ended June 30, 1998, approximately 60% of the Company's revenues were international as compared to approximately 38% in 1997, 47% in 1996 and 69% in 1995.

BACKLOG

        On June 30, 1998, the Company had a backlog of approximately $47,000, all of which the Company expects to ship to its customers prior to the end of 1998.

WARRANTY AND SERVICE

        The Company provides a limited warranty on its laser systems. This warranty is limited to 12 months from date of shipment by the Company. The Company provides services to systems out of warranty worldwide. The Company's laser products include microprocessors and software that perform self-checks upon start-up and during operation. In addition, the systems feature software that allows service personnel to perform diagnostic checks in the field. The Company currently provides support services by telephone to customers with operational and service problems and makes necessary repairs at its plant or at the laser site.

        To date, actual costs incurred related to warranty work have been minimal. In the case of sales by distributors, all product service will be provided by such distributor.

FACILITIES AND EMPLOYEES

        The Company leases a 10,400 square foot facility at 47265 Fremont Boulevard, Fremont, California, which currently serves as its executive offices and research and production facility. The facility lease expires in January 2001. The Company recently entered into a lease for a 55,000 square foot facility at 3400 West Warren Avenue, Fremont, California, which will serve as its executive offices and research and production facility. The facility lease will expire in April 2004 and requires base payments on average of approximately $80,000 per month, subject to standard pass-throughs and escalations. Management of the Company believes that this new space will accommodate the Company's expected increases in operations and additional full-time employees.

        At June 30, 1998, the Company had 31 full-time employees (including its executive officers); 15 in manufacturing, two in engineering and development, six in marketing, sales and regulatory, and eight in administration. In addition, the Company has retained a number of consultants to assist with its product development, regulatory activities and investor relations.

        The Company is primarily dependent upon its engineering and development employees and consultants for the development and improvement of existing and proposed products. The Company's future success will depend in a large part upon its ability to attract and retain highly qualified scientific and management personnel, and its ability to continue to train and retain highly skilled technical and marketing personnel. None of the Company's employees are represented by a labor organization. The Company maintains various benefit plans and has good employee relations.

LITIGATION

        Danville Manufacturing, Inc. (d.b.a. Danville Engineering) ("Danville") filed a suit against the Company alleging misappropriation of intellectual property and claims for monetary damages for unpaid invoices (Danville Manufacturing, Inc. d.b.a Danville Engineering v. Sunrise Technologies International, Inc., C98-02123). The Company is vigorously defending against this lawsuit. The Company does not believe that the outcome of this matter will have a material adverse effect on the financial condition and results of operations of the Company. There can be no assurance, however, that the Company will prevail in its defense of the claims asserted by Danville.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 1997

        Overview

        The Company develops, manufactures and markets laser systems for applications in ophthalmology. Prior to June 26, 1997, the Company developed, manufactured and marketed lasers and air abrasion cavity preparation systems for use in dentistry. In June 1997, the Company completed the sale of the Company's assets associated with its dental laser, air abrasive and composite curing systems (the "Dental Assets") to Lares Research. The purchase price paid for the Dental Assets was $5,500,000, consisting of $4,000,000 in cash paid at closing and $1,500,000 in the form of a promissory note, with two installments due in June 2000 and 2001, respectively (the "Lares Note"). Collection is not reasonably assured due to subordination of the Lares Note to Lares' bank and the Company intends to recognize proceeds from the sale and interest on the Lares Note as cash is received. The gain on sale of the Dental Assets is comprised as follows:

                                                              IN THOUSANDS
                                                              ------------
Cash proceeds from sale of dental assets.....................   $  4,000

Less:
  Inventory and equipment sold................................    (1,498)
  ADT transfer fee ...........................................      (275)
  Transaction fees ...........................................      (237)
  Other costs ................................................      (250)
                                                                  -------
Gain on sale of dental assets ................................    $ 1,740
                                                                  =======


        The Company has incurred substantial losses in the past seven years which have seriously depleted its working capital. Sales of its existing ophthalmic products at current levels will not be sufficient to sustain the continued development and regulatory licensing of the LTK System. The Company has been able to raise additional working capital for all aspects of its business through the private placement of its common stock and convertible notes with warrants. These private placements raised $15,296,000 in 1994, 1995 and 1996 in new equity for the Company, approximately $3,700,000 from the 1997 Notes Placement and approximately $9,300,000, net of offering costs, from the 1998 Notes Placement. If the Company is unable to obtain additional working capital, it may be forced to substantially curtail its activities and could, under certain circumstances, be forced to eliminate or suspend operations.

        The following table sets forth certain operations data as a percentage of net revenue for the periods indicated.


                                               YEAR ENDED DECEMBER 31,
                                             1997       1996       1995
                                             ----       ----       ----
Net revenues .............................   100%       100%       100%

Cost of revenues .........................    90         71         69
                                            ----       ----       ----

Gross profits ............................    10         29         31
                                            ----       ----       ----

Other costs and expenses:

        Engineering and development ......    33         24         23

        Sales, marketing and regulatory...    96         64         43

        General and administration .......   130         48         44
                                            ----       ----       ----

Total other costs and expenses ...........   259        135        110
                                            ----       ----       ----

Loss from operations .....................  (249)      (106)       (79)

Gain on sale of Dental Assets ............    61         --         --

Interest income (expense), net ...........   (45)         1          1
                                            ----       ----       ----

Net Loss .................................  (233)%     (105)%      (78)%
                                            ====       ====       ====


Revenues

        The Company's revenues have historically been comprised primarily of sales related to its dental products (69% in 1997, 98% in 1996 and 76% in 1995). Revenues of $2,839,000 in 1997 reflect sales of its ophthalmic and dental products through June 26, 1997 and ophthalmic products only during the second half of 1997 due to the sale of the Company's dental business effective June 26, 1997. Revenues decreased from $5,654,000 in 1996, approximately a 50% reduction, due to the effective elimination of any revenue from dental products in the second half of 1997 as a result of the sale of the dental business.

Revenues of $5,654,000 in 1996 represented an increase of approximately 7% from 1995 revenues, attributable to a slight increase in sales of the Company's dental products.

Gross Profits

        Gross profit margins were 10%, 29% and 31% in 1997, 1996 and 1995, respectively. The major factors contributing to the significant reduction in gross profit margins in 1997 from the 1996 levels include lower revenues of the Company's products, under-utilization of manufacturing capacity due to decreased product shipments and increased reserves for excess and obsolete inventory. Under-utilization of manufacturing capacity is expected to continue to adversely affect gross profit margins in 1998.

        The 1996 decrease in gross profit margin when compared to 1995 was attributed to an increase in the percentage of sales through distributors and a decrease in sales of the LTK System which carried a higher gross margin than the Company's dental products.

Engineering and Development

        Engineering and development expenses were $964,000, $1,326,000 and $1,218,000 for the years ended 1997, 1996, and 1995, respectively. Engineering and development expenses decreased to $964,000 in 1997, an approximately 27% reduction from the 1996 level of expense, principally due to the effect of the sale of the dental business and subsequent elimination of the engineering and development expenses relating to the dental business subsequent to the sale.

        The increase in engineering and development expenses for 1996 from 1995 of approximately 9% was attributed to development costs associated with a new dental product launched in the first calendar quarter of 1997.

Sales, Marketing and Regulatory

        Sales, marketing and regulatory expenses were $2,718,000, $3,632,000 and $2,277,000 for the years ended 1997, 1996, and 1995, respectively. The reduction in sales, marketing and regulatory expenses in 1997 from 1996 of approximately 25% was attributable to the elimination of such expenses after the sale of the dental business in June 1997, offset by an increase in regulatory expenses associated with the Company's clinical studies for hyperopia and presbyopia as compared to 1996. In addition, the Company added personnel to its ophthalmic sales and marketing organization during the second half of 1997 in support of its international sales and international and domestic marketing activities.

        The increase in sales, marketing and regulatory expenses of approximately 60% in 1996 from 1995 was attributed to the launch expenses for the MicroPrep in the first quarter of 1996 and the expenses associated with the expansion of the Phase IIa clinical study for the LTK System and the FDA review of the Company's PMA submitted for use of its dental lasers for hard tissue applications.

        The Company currently markets its ophthalmic lasers through an indirect sales organization. Distribution for all products internationally is handled through distributors. The Company will not be able to market its LTK System in the United States until the FDA approves the product for sale in the United States. The Company is unable to predict when, if at all, the FDA will approve the LTK System for sale in the United States.

General and Administrative

        General and administrative expenses were $3,686,000, $2,700,000 and $2,329,000 for the years ended 1997, 1996, and 1995, respectively. The increase in general and administrative expenses for 1997 from 1996 of approximately 37% was primarily due to expenses associated with severance pay for certain officers, nonstatutory option expenses and an increase in investor relations expenses.

        The increase in general and administrative expenses of approximately 16% in 1996 from 1995 was attributed to costs associated with the Company's proposed acquisition of EyeSys Technologies, which was not consummated, and the expenses associated with the hiring of a new management team for the Company's ophthalmic business.

        The Company's general and administrative expenses consist primarily of:
(i) salaries and benefits of administrative and certain executive personnel;
(ii) product liability, officer and director liability and other corporate insurance premiums; (iii) accounting, legal and other fees related to patent and general corporate matters; and (iv) provisions for the Company's allowance for bad debts and non-cash expenses associated with the issuance of certain warrants and non-statutory stock options.

Interest Income (Expense), Net

        Interest income was $98,000, $65,000 and $69,000 for the years ended 1997, 1996 and 1995, respectively. The increase in interest income between 1997 and 1996 was due to higher average balances in the Company's interest bearing accounts. Interest expense was $1,381,000, $13,000 and $12,000 for the years ended 1997, 1996 and 1995, respectively. The increase in interest expense for 1997 was due to the interest accrued on the notes issued by the Company in connection with the 1997 Notes Placement (the "1997 Notes"), at the rate of 5% according to the terms of the 1997 Notes, non-cash interest expense accrued for the fair value of the warrants and the conversion features of such notes, as well as placement costs that were partially amortized as additional interest expense.

Income Taxes

        At December 31, 1997, 1996 and 1995, all deferred tax assets computed in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" have been fully offset by a valuation allowance.

        As of December 31, 1997, the Company had federal net operating loss carry-forwards of approximately $30,000,000. The ownership provisions of the Internal Revenue Code of 1986 would limit the utilization of the carry-forwards should there be a substantial change in the Company's ownership.

Net Losses

        The Company reported losses of $6,618,000, $5,968,000 and $4,130,000 in 1997, 1996, and 1995, respectively. The net loss in 1997 was due principally to the low level of revenue, excess manufacturing capacity and inventory, the Company's continuing clinical trials for hyperopia and presbyopia, expenses associated with the Company's issuance of convertible debt with warrants and certain non-statutory stock options, and the Company's need to maintain its basic corporate infrastructure, partially offset by the gain from the sale of the Company's dental business in June 1997. Although total operating expenses were reduced by 4% from 1996, the reduction was not sufficient to return the Company to profitability in 1997.

        The net loss in 1996 was due primarily to increased selling, marketing and product development expenses associated with the attempt to grow the dental and ophthalmic businesses, compounded by the continued low level of revenue and excess manufacturing capacity. Total operating expenses increased 31% from 1995 while gross profit was essentially the same in both years. This increase in operating expenses accounts for essentially all of the $1,800,000 increase in net loss in 1996 from 1995.

        The net loss in 1995 was due principally to the continued low level of sales, excess manufacturing capacity and the Company's need to maintain the basic sales, marketing, regulatory and corporate infrastructure.

        The Company expects to report net losses during 1998 and beyond. The losses will come primarily from the expenses of the FDA approval process and underlying clinical studies related to the LTK System and the expenses associated with maintaining the Company's basic corporate infrastructure. The Company will not have any material domestic revenues from this product line unless and until FDA approval is obtained. The Company's international revenues are not projected to be sufficient to cover the expenses of maintaining the basic corporate infrastructure and the Company's costs of the continuing clinical trials for hyperopia and presbyopia.

Liquidity and Capital Resources

        As of December 31, 1997, the Company had $1,958,000 in cash and cash equivalents. The Company's operating activities used $6,774,000 in cash during 1997. A substantial portion of the 1997 loss was funded by the $3,449,000 of net proceeds received from the sale of its dental business in June 1997 and proceeds of $3,700,000 from the 1997 Notes.

        Working capital amounted to $1,073,000 at December 31, 1996 and increased to $1,382,000 at December 31, 1997. Working capital, including the proceeds from the 1997 Notes Placement and the sale of the Dental Assets, was used to fund the Company's 1997 operating loss and to reduce accounts payable.

        During 1997, the Company used $201,000 in investing activities for the purchase of fixed assets and generated $3,449,000 from the sale of the Dental Assets. Net cash provided from financing activities was $4,837,000 during 1997 and was primarily comprised of the issuance of the Company's Common Stock and the issuance of the 1997 Notes.

        The 1997 Notes Placement was completed in March 1997 and consisted of convertible promissory notes with warrants. The promissory notes held by domestic purchasers convert at a rate of $0.875 per share and the promissory notes held by international purchasers convert at a rate of $1.00 per share. The warrants associated with the 1997 Notes Placement would convert into 2,538,328 shares of Common Stock and have an exercise price of $1.00 per share.

        The 1997 Notes are convertible at any time prior to maturity, at the option of the holders thereof, at the respective conversion prices discussed above, subject to adjustment for any stock dividends, certain distributions, stock splits or combinations or reclassifications of the Common Stock. The Notes mature two years from their respective issue dates, and interest on the Notes is cumulative from the respective issue date at an annual rate of 5%, payable at maturity or conversion. The Notes are secured by a first lien on all of the ophthalmic patents and patent applications of the Company. The Warrants may be exercised at any time within five years from the respective date of their issuance.

        The Company's current operations continue to be cash flow negative, further straining the Company's working capital resources. In January 1998, the Company completed the 1998 Notes Placement. See "-- For the Six Months Ended June 30, 1998" below.

FOR THE SIX MONTHS ENDED JUNE 30, 1998

Results of Operations

        Revenues for the three and six-month periods ended June 30, 1998 totaled $222,000 and $324,000, respectively, compared to $1,454,000 and $2,463,000, respectively, for the same periods in 1997. The vast majority of this revenue decline was due to the fact that the Company had no revenue from dental operations in the first half of 1998 since it sold the Dental Assets during the second quarter of 1997. In addition, ophthalmic revenues for the first half of 1998 were approximately $169,000 lower, or 34%, as compared to the same period in 1997. This reduction was primarily due to the deferral from revenue recognition of certain international shipments with trade-in rights.

        Costs of revenues and related negative margins for the three- and six-month periods ended June 30, 1998 resulted from the underabsorption of manufacturing overhead due to the Company's low revenue levels. Gross profits as a percentage of revenue for the first six months in 1997 were 20%.

        Engineering and development expenses totaled $515,000 and $997,000, respectively, for the three- and six-month periods ended June 30, 1998, compared to $262,000 and $535,000, respectively, for the same periods in 1997. The increase in the engineering and development expenses was due to the increase in expenditures related to the development of the LTK System partially offset by the elimination of expenditures related to the development of dental products during the first six months of 1997.

        Sales, marketing and regulatory costs were $1,165,000 and $1,658,000, respectively, for the three- and six-month periods ended June 30, 1998, compared to $784,000 and $1,443,000, respectively, for the same periods in 1997. The increase for the three- and six-month periods was due primarily to increased marketing and regulatory spending for the ophthalmic products partially offset by the elimination of marketing expenses for dental products.

        General and administrative expenses were $2,917,000 and $3,849,000, respectively, for the three- and six-month periods ended June 30, 1998, compared to $1,200,000 and $1,906,000, respectively, for the same periods of 1997. The increase in general and administrative expenses for the three- and six-month periods ended June 30, 1998 as compared to the same periods in 1997 was primarily due to the expenses associated with the issuance of warrants and stock options to consultants of the Company, and increased compensation costs for certain executive officers.

        Interest income was $99,000 and $200,000, respectively, for the three- and six-month periods ending June 30, 1998 and $21,000 and $32,000, respectively, for the same periods in 1997. The increase in interest income between the three- and six-month periods ending June 30, 1998 and June 30, 1997 was due to higher average balances in the Company's interest bearing accounts.

        Interest expense was $712,000 and $2,503,000, respectively, for the three- and six-month periods ending June 30, 1998 and $131,000 and $943,000, respectively, for the same periods in 1997. The increase in interest expense for the three- and six-month periods ending June 30, 1998 as compared to the same periods in 1997 was due to the interest accrued by the Company in connection with the 1998 Notes

Placement (the "1998 Notes"), at a rate of 12% per annum, non-cash interest expense accrued for the fair value of the warrants and conversion features of such notes, and placement costs that were partially amortized as additional interest expense.

        The net loss for the three- and six-month periods ended June 30, 1998 of $5,613,000 and $9,367,000, respectively, was primarily due to the lack of revenue from the Company's ophthalmic products to offset the expenses associated with the development and regulatory approval of the LTK System and the general expenses associated with the operations of the Company, including the non-cash expenses associated with the various convertible notes, warrants and options issued by the Company to fund its operations while awaiting FDA approval to market the LTK System in the United States.

        The Company's current operations continue to be cash flow negative, further straining the Company's working capital resources. The level of current product sales is not sufficient to provide enough cash to support the ongoing development and regulatory approval of the LTK System, as well as maintain the Company's basic corporate infrastructure. In order to continue its current level of operations beyond mid-1999 and have sufficient funds to launch the LTK System in the United States, it will be necessary for the Company to obtain additional working capital resources, whether from debt or equity sources. If the Company is unable to obtain additional working capital resources from the placement of debt or equity instruments or the sale of some of its assets, it may be necessary for the Company to curtail spending or suspend operations in their entirety.

Financial Condition

        As of June 30, 1998, the Company had $8,448,000 in cash and cash equivalents. The Company's operating activities used $3,632,000 in the six months ended June 30, 1998 and used $4,040,000 in cash during the same period in 1997. Substantial portions of the 1997 and 1998 losses were funded with the proceeds of a series of private placements. The 1997 Notes Placement had aggregate net proceeds of approximately $3,700,000 and the 1998 Notes Placement generated aggregate proceeds of approximately $9,300,000.

        The Company's current operations continue to be cash flow negative, limiting the Company's working capital resources. Working capital at June 30, 1998 amounted to approximately $7,545,000. At December 31, 1997, working capital amounted to approximately $1,382,000. Although the Company's management believes existing working capital will provide sufficient funds for the Company's planned operations through mid-1999, the Company's long-term ability to continue as a going concern is dependent upon performing profitably or obtaining further financing. See "Risk Factors -- History of Losses; Profitability Uncertain; Cash Flow Deficits" and "-- Continuing Losses Expected."

                                   MANAGEMENT

        The following persons serve as the current executive officers and directors of the Company:

NAME                         AGE        POSITION
----------------------------------------------------------------------------------------------
C. Russell Trenary, III      41         President and Chief Executive Officer and Director

Timothy A. Marcotte          41         Vice President, Finance and Chief Financial Officer and
                                        Director

Jeannie G. Cecka             35         Vice President, Clinical and Regulatory Affairs

Paul M. Malin                45         Vice President, International Sales and Marketing
                                        and Worldwide Business Development

Robert A. Haddad             51         Vice President, Operations and Product Development

Richard T. VanRyne           52         Vice President, U.S. Sales and Marketing

Joseph D. Koenig             68         Chairman of the Board and Director

Michael S. McFarland, M.D.   47         Director

R. Dale Bowerman             58         Director


      Mr. Trenary was appointed the Chief Executive Officer of the Company in June 1997. In November 1996, Mr. Trenary was appointed President and Chief Operating Officer of the Company and was also appointed to the Board of Directors of the Company. Mr. Trenary was appointed President and Chief Operating Officer of Laser Biotech, Inc., a wholly owned subsidiary of the Company, in April 1996. From 1995 until the time he joined the Company, Mr. Trenary served as Senior Vice President of Sales and Marketing for Vidamed, Inc. Prior to 1995, Mr. Trenary served in various positions with Allergan, Inc., most recently as Senior Vice President, General Manager of AMO Surgical Products, an ophthalmic business. Mr. Trenary has an M.B.A. degree from Michigan State University and a B.S. degree from Miami University (Ohio).

      Mr. Marcotte was appointed Vice President, Finance and Chief Financial Officer of the Company in August 1997. He was also appointed to the Board of Directors of the Company in November 1997. From December 1996 to August 1997, Mr. Marcotte was Vice President and Chief Financial Officer of InfoGain Corporation, an information technology consulting firm. From June 1996 to December 1996, Mr. Marcotte was the Vice President and Chief Financial Officer of IRIDEX Corporation, a medical device manufacturer of ophthalmic laser products. From May 1995 to June 1996, Mr. Marcotte served as the Executive Vice President of Finance and Operations and Chief Financial Officer and Secretary for Now Software, Inc., a desktop software developer, and from May 1993 to May 1995, he served as Vice President of Finance and Operations and Chief Financial Officer at the same company. Mr. Marcotte has an M.B.A. degree and a B.S. degree from the University of Michigan.

      Ms. Cecka was appointed Vice President, Clinical and Regulatory Affairs of the Company in August 1996. From February 1996 to August 1996, Ms. Cecka was Quality Systems Auditor at Tuv Product Service. From March 1995 to February 1996, Ms. Cecka was Director of Clinical and Regulatory Affairs at MedAcoustics, Inc. From September 1992 to March 1995, Ms. Cecka was Manager of Clinical Research for Baxter Novacor, a developer and marketer of left ventricular assist devices. Prior to September 1992, Ms. Cecka spent seven years at Allergan, Inc. holding positions ranging from Manager, Clinical Affairs to Director, Worldwide Clinical Research. Ms. Cecka has an M.B.A. degree from Pepperdine University and a B.S. degree from UC Irvine.

      Mr. Malin was appointed Vice President, International Sales and Marketing and Worldwide Business Development, of the Company in September 1998. Prior to joining the Company in May 1996, Mr. Malin was the Director of Marketing at IRIDEX Corporation, a medical device manufacturer of ophthalmic laser products from July 1995 to May 1996. From October 1983 to July 1995, Mr. Malin held various senior sales and marketing positions at Allergan, Inc. Mr. Malin has an M.B.A. from Pepperdine University and a B.A. degree from Washington and Lee University.

      Mr. Haddad joined the Company in March 1997 as Vice President, Operations and Product Development. From March 1991 to March 1997, Mr. Haddad was Vice President, Operations, of IRIDEX Corporation, a medical device manufacturer of ophthalmic laser products. Mr. Haddad has an M.B.A. degree from Sacramento State University and a B.S. degree from California State Polytechnic University.

      Mr. VanRyne was appointed Vice President, U.S. Sales and Marketing, of the Company in September 1998. From August 1997 to September 1998, Mr. VanRyne was the Company's Director of Sales and Marketing for the Americas. Prior to joining the Company, Mr. VanRyne was the Director of New Business Development at MedLogic Global Corporation, a manufacturer of wound healing products from April 1996 to August 1997. From April 1995 to April 1996, Mr. VanRyne was a consultant for medical device marketing and educational strategy. From 1986 to April 1995, Mr. VanRyne was employed by Allergan, Inc. in a variety of senior sales and marketing positions.

      Mr. Koenig was appointed to the Board of Directors of the Company in December 1994. Mr. Koenig had also served as a director of the Company from August 1991 through January 1994. He has been a consultant for Koenig Associates, a management consulting firm, since October 1985. Mr. Koenig is also a director of Ancot Corporation, Hench Controls Corporation and ORISA Technologies, Inc. Mr. Koenig has a B.S. degree in Electrical Engineering from the University of Illinois.

      Dr. McFarland was appointed to the Board of Directors of the Company in October 1997. From 1980, Dr. McFarland has been a practicing ophthalmologist in Arkansas. Dr. McFarland was the recipient of the Innovators Award of the Irish American Ophthalmological Association in 1992 for his development of sutureless cataract surgery. Dr. McFarland has a B.S. degree from Hendrix College and a M.D. degree from the University of Arkansas.

      Mr. Bowerman was appointed to the Board of Directors of the Company in November 1997. From 1994 until his retirement in 1997, Mr. Bowerman had been employed by SHA, LLC d/b/a Firstcare, a Texas health maintenance organization, most recently as President and Chief Executive Officer. From 1973 to 1994, Mr. Bowerman was Vice President, Finance and Chief Financial Officer at High Plains Baptist Health Systems. Mr. Bowerman is also a director of Carrington Laboratories, Inc., a pharmaceutical research company. Mr. Bowerman has a B.B.A. degree in Accounting from West Texas State University.

      The Board adopted separate amended and restated change of control agreements (collectively, the "Change of Control Agreements") with the Company's executive officers. The Change of Control Agreements provide these executives with separation pay and benefits following a "change of control" in the Company and: (i) the executive's subsequent termination of employment by the Company (unless such termination is for "cause") or such termination results from the executive's death, disability or retirement; or (ii) the executive resigns for "good reason." An eligible termination must occur within two years of the change of control or the agreement entered into with the executive is void. Each Change of Control Agreement will continue until May 8, 2001 and renew for three year periods from that date unless the executive receives written notice of termination of the Change of Control Agreement at least 120 days prior to the renewal date. See "Description of Capital Stock."

                          DESCRIPTION OF CAPITAL STOCK

      The current authorized capitalization of the Company consists of 75,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, par value $0.001 per share ("Preferred Stock"). As of August 31, 1998, there were 34,400,219 issued and outstanding shares of Common Stock. No shares of Preferred Stock have been issued or reserved for issuance by the Board of Directors of the Company (the "Board").

      The following summary of the terms of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the terms set forth in the Company's Certificate of Incorporation, as amended to date (the "Sunrise Certificate").

      COMMON STOCK

      Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. Stockholders do not have cumulative voting rights. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in any assets remaining after the payment of all debts and liabilities of the Company, subject to the prior rights, if any, of the holders of Preferred Stock. Holders of Common Stock do not have preemptive or other subscription or conversion rights. Common Stock is not subject to redemption and the outstanding shares, including the Offered Shares, are fully paid and nonassessable.

      PREFERRED STOCK

      Preferred Stock may be issued from time to time in one or more series, as determined by the Board. The directors may fix or alter from time to time the designation, powers, preferences and rights of the shares of each series of Preferred Stock, provided that the directors may alter the qualifications, limitations or restrictions of any series of Preferred Stock only prior to the issuance of any shares of such series. The directors may also establish from time to time the number of shares constituting any series of Preferred Stock. The directors may increase or decrease the number of shares subsequent to the issuance of shares of a series, so long as the directors do not decrease the number of authorized shares of a series below the number of shares of such series then outstanding. The issuance of shares of Preferred Stock may have voting and conversion rights which could adversely affect the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Company will not issue Preferred Stock unless such issuance is approved by a majority of the Company's independent directors who do not have an interest in the transaction and who will have access, at the Company's expense, to the Company's or independent legal counsel. As of the date hereof, the Board has not designated any series of Preferred Stock.

      CHANGE OF CONTROL AGREEMENTS

      The Change of Control Agreements provide the Company's executive officers with separation pay and benefits following a "change of control" in the Company and: (i) the executive's subsequent termination of employment by the Company (unless such termination is for "cause") or such termination results from the executive's death, disability or retirement; or (ii) the executive resigns for "good reason." An eligible termination must occur within two years of the change of control or the agreement entered into with the executive is void. Each Change of Control Agreement will continue until May 8, 2001 and renew for three year periods from that date, unless the executive receives written notice of termination of the Change of Control Agreement at least 120 days prior to the renewal date.

      Under the Change of Control Agreements, the separation pay equals: (i) for the President and Chief Executive Officer, one and one-half times his annualized base salary and, for the other executives, one times their respective annualized base salaries; plus (ii) the target cash bonus for the year of termination. The executives are also entitled to health, disability and life insurance in accordance with the plans maintained for executives. In the case of the President and Chief Executive Officer, these benefits are for a period of one and one-half years from the date of termination, and for the other executives, for a period of one year (provided that such benefits shall cease if the executive becomes employed during such period and receives similar benefits). In the event of a change of control of the Company, stock options granted to the executives shall fully vest on such date and become immediately exercisable. If the total payments to any executive constitutes an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code, then the Company shall reimburse the executive for certain income and excise taxes.

      A "change of control" for purposes of the Change of Control Agreements is deemed to occur if: (a) the beneficial ownership of securities representing more than 33% of the combined voting power of the Company is acquired by any "person" as defined in Section 13(d) and 14(d) of the Securities Exchange Act of 1934;
(b) the stockholders of the Company approve a definitive agreement to merge or consolidate the Company with or into another corporation, to sell or otherwise dispose of all or substantially all of its assets, or to adopt a plan of liquidation; or (c) during any period of three consecutive years, individuals who at the beginning of such period were members of the Board cease for any reason to constitute at least a majority thereof. The Change of Control Agreements were designed to attract and retain valued executives of the Company and to ensure that the performance of these executives is not undermined by the possibility, threat or occurrence of a change of control.

      PRICE RANGE OF COMMON STOCK

      As of August 31, 1998, there were 642 holders of record of the Common Stock. Price information for the Common Stock may be obtained from the Nasdaq National Market System. Prior to August 13, 1998, the Common Stock was traded in the over-the-counter market. The table below sets forth the reported high and low bid quotations of the Common Stock as reported on the OTC Bulletin Board for the periods indicated.

                                             HIGH ASK (1)         LOW BID (1)
                                             ------------         -----------
1996

     First Quarter......................         $1.44              $1.34
     Second Quarter.....................         $2.31              $1.13
     Third Quarter......................         $2.00              $0.88
     Fourth Quarter.....................         $2.13              $0.81

1997

     First Quarter......................      $ 1.72               $0.75
     Second Quarter.....................      $ 1.41               $0.94
     Third Quarter......................      $ 3.94               $1.00
     Fourth Quarter ....................      $ 5.13               $3.13

1998

     First Quarter......................      $ 7.53               $2.91
     Second Quarter.....................      $10.38               $5.56
     Third Quarter (to September 25, 1998)    $ 8.19               $3.91

(1) Bid and ask prices are quoted on the OTC Bulletin Board in increments of 1/32. Certain of the bid and ask prices set forth in this table have been rounded to the nearest cent.

     The over-the-counter market quotations provided herein may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. On September 25, 1998, the closing price of the Common Stock as reported on the Nasdaq National Market System was $5.00 per share.

     DIVIDENDS

     In the past three years, the Company has not declared or paid any cash dividend on the Common Stock. The Company currently intends to retain any and all future earnings to finance its business. Accordingly, the Company does not anticipate paying cash or other dividends on the Common Stock in the foreseeable future.

     DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     The Sunrise Certificate contains the following special provisions that may delay, defer or prevent a change in control of the Company:

     The Board is divided into three classes, with members serving three-year terms ending in successive years. An objective of the classified Board is to facilitate continuity and stability of the Company's management and policies, since a majority of the Directors at any given time will have prior experience as Directors of the Company. However, classification also makes it more difficult for the stockholders to change a majority of the Board. It would take at least two annual meetings to elect a majority of the Board of Directors, unless the Sunrise Certificate was amended to eliminate provisions for a classified Board of Directors.

     The Sunrise Certificate also provides that Directors may only be removed with cause by the vote of the holders of a majority of the voting power of the outstanding voting stock of the Company. In addition, the Sunrise Certificate provides that the Board may, from time to time, fix the number of Directors constituting the Board and fill vacancies on the Board.

     The Sunrise Certificate authorizes the Board to fix or alter from time to time the designation, powers, preferences and rights of the Preferred Stock of each series and the qualifications, limitations or restrictions of any unissued series of Preferred Stock, and to establish the number of shares constituting any such series.

     The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (the "Delaware Law"). In general,
Section 203 prohibits certain publicly-held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person or entity became an interested stockholder, unless the business combination is approved in a prescribed manner or certain other exceptions apply. For purposes of Section 203, a "business combination" is defined broadly to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person or entity who, together with affiliates and associates, owns, or within the three immediately preceding years of a business combination did own, 15% or more of the corporation's outstanding voting stock.

     In accordance with the Sunrise Certificate and the Bylaws, for nominations for the Board or for other business to properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice generally must be delivered not less than 60 days nor more than 90 days prior to the annual meeting. The notice must contain, among other things, certain information about the stockholder delivering the notice and as applicable, background about the nominee or a description of the proposed business to be brought before the meeting.

     The Sunrise Certificate and the Bylaws provide that no action is permitted to be taken by the stockholders of the Company by written consent. Special meetings may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer of the Company. These provisions could have the effect of delaying until the next annual stockholders' meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new Directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

     The Delaware Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock of the Company is required to: (a) alter, amend or adopt new Bylaws; and (b) to alter, amend or repeal Article V, VI or VII of the Sunrise Certificate. Such stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders.
See "Risk Factors -- Potential Anti-Takeover Effects."

     STOCKHOLDER RIGHTS PLAN

     Each issued and outstanding share of Common Stock has associated with it one right to purchase from the Company a share of Common Stock (the "Rights") at a price of $20 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the rights agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent (the

"Rights Agent"). The Rights will be evidenced by the Common Stock certificates. The Rights will be exercisable upon the earlier to occur of: (i) ten business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock, or any person who acquires beneficial ownership in a Permitted Transaction, as defined below (an "Acquiring Person"); or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to any person becoming an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding shares of Common Stock (the earlier of such dates being the "Distribution Date").

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new shares of Common Stock certificates issued upon transfer or new issuances of shares of Common Stock will contain the notation incorporating the Rights Agreement by reference. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date and will expire on October 24, 2007 (the "Final Expiration Date"), unless extended or unless the Rights are earlier redeemed by the Company.

     The Purchase Price payable and the number of shares of Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment in certain circumstances. In the event any person or entity becomes an Acquiring Person and one of the following events has occurred, then proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will then be void), will have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the applicable exercise price of the Right: (i) the Company is the surviving corporation in a merger with an Acquiring Person and the shares of Common Stock are not changed or exchanged; (ii) the Acquiring Person engages in certain self-dealing transactions with the Company; (iii) any person becomes the beneficial owner of 15% or more of the outstanding shares of Common Stock (unless the event in which such person acquired 15% or more of the outstanding shares of Common Stock is a Permitted Transaction); or (iv) the Company engages in a reclassification or recapitalization that results in an increase of 1% or more in the Acquiring Person's percentage of ownership of the Company.

     A Permitted Transaction is a stock acquisition, tender or exchange offer pursuant to a definitive agreement that would result in a person beneficially owning 50% or more of the outstanding shares of shares of Common Stock and that was approved by the directors (including a majority of the directors not in association with an Acquiring Person) prior to the execution of the agreement or the public announcement of the offer. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, unless such event is a Permitted Transaction, proper provisions will be made so that each holder of a Right will have the right to receive, upon the exercise of the Right at the then applicable exercise price, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the applicable exercise price of the Right. At any time prior to the tenth business day following an Acquiring Person's acquisition of 15% or more of the outstanding shares of Common Stock, the Board of Directors, with concurrence of a majority of the directors in office at the time the Rights Agreement was adopted or whose initial election or nomination for election by the Company's stockholders was approved by a majority of the such directors then serving on the Board of Directors (the "Continuing Directors"), may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. In addition, the Board of Directors may extend or reduce the period during which the Rights are redeemable, so long as the Rights are redeemable at the time of such extension or reduction. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The terms of the Rights may be amended by the Board of Directors, with concurrence of a majority of the Continuing Directors, without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, except that from and after the Distribution Date no such amendment may adversely affect the economic interests of the holders of the Rights. See "Risk Factors -- Potential Anti-Takeover Effects."


            SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of the Common Stock as of August 31, 1998 by: (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) each of the Company's executive officers; and (iv) all directors and executive officers of the Company as a group.

                                                             BENEFICIAL OWNERSHIP (1)
                                                         --------------------------------
                                                         NUMBER OF             PERCENT OF
    NAME AND ADDRESS (2)                                  SHARES                SHARES
                                                         --------------------------------
C. Russell Trenary, III (3)............................     605,985                1.7
Timothy A. Marcotte (4)................................     118,925                 *
Paul M. Malin (5)......................................     146,924                 *
Jeannie G. Cecka (6)...................................     142,253                 *
Robert A. Haddad (7)...................................     192,392                 *
Richard T. VanRyne (8).................................      78,010                 *
Joseph D. Koenig (9)...................................     107,921                 *
Michael S. McFarland, M.D. (10)........................      37,666                 *
R. Dale Bowerman (11)..................................      40,349                 *

Alan B. Aker
   1445 Boca Raton Blvd.
   Boca Raton, Florida 33432...........................   1,808,603                5.1

David C. Brown
   4101 Evans Avenue
   Ft. Myers, Florida 33901............................   2,342,341                6.6

Donald R. Sanders
   180 West Park Avenue
   Suite 150
   Elmhurst, Illinois 60126............................   1,940,287                5.3

All executive officers and directors as a group
  (9 persons) (12).....................................   1,470,425                4.1%

----------
*Less than one percent

(1) Based on information provided by each of the identified officers and directors.

(2) Unless otherwise indicated, the persons named in the table above have the sole voting and investment power with respect to all shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each beneficial owner is: c/o Sunrise Technologies International, Inc., 47265 Fremont Boulevard, Fremont, California 94538.

(3) Includes 521,958 shares that Mr. Trenary does not currently own, but which he has the right to acquire within 60 days of August 31, 1998, pursuant to outstanding options granted under the Company's stock option plan ("Options") and 72,027 shares associated with convertible notes and warrants purchased in February 1997.

(4) Consists of 118,925 shares that Mr. Marcotte does not currently own, but which he has the right to acquire within 60 days of August 31, 1998, pursuant to Options.

(5) Includes 143,924 shares that Mr. Malin does not currently own, but which he has the right to acquire within 60 days of August 31, 1998, pursuant to Options.

(6) Includes 137,153 shares that Ms. Cecka does not currently own, but which she has the right to acquire within 60 days of August 31, 1998, pursuant to Options.

(7) Includes 134,550 shares that Mr. Haddad does not currently own, but which he has the right to acquire within 60 days of August 31, 1998, pursuant to Options, and 55,842 shares associated with the indirect ownership of convertible notes and warrants purchased in January 1998.

(8) Includes 20,625 shares that Mr. VanRyne does not currently own, but which he has the right to acquire within 60 days of August 31, 1998, pursuant to Options, and 55,842 shares associated with the indirect ownership of convertible notes and warrants purchased in January 1998.

(9) Consists of 80,000 shares that Mr. Koenig does not currently own, but which he has the right to acquire within 60 days of August 31, 1998, pursuant to Options, and 27,921 shares associated with convertible notes and warrants purchased in January 1998.

(10) Includes 31,666 shares that Dr. McFarland does not currently own, but which he has the right to acquire within 60 days of August 31, 1998, pursuant to Options.

(11) Includes 18,333 shares that Mr. Bowerman does not currently own, but which he has the right to acquire within 60 days of August 31, 1998, pursuant to Options.

(12) Includes 1,207,134 shares that such persons do not currently own, but which they have the right to acquire within 60 days of August 31, 1998 pursuant to Options, and 211,632 shares associated with the ownership of convertible notes and warrants purchased by such persons.


                                 USE OF PROCEEDS

      The Company will not receive any proceeds from the sale of the Offered Shares by the Selling Securityholders.

                             SELLING SECURITYHOLDERS

      The Offered Shares were acquired by the Selling Securityholders through warrant grants subsequent to October 1997 or in the 1998 Notes Placement. Absent registration under the Securities Act, the Offered Shares are subject to certain limitations on resale. The Registration Statement of which this Prospectus forms a part has been filed in satisfaction of certain registration rights granted by the Company to the Selling Securityholders.

      Certain of the Selling Securityholders and M.J. Meehan & Co., are or are affiliated with members of the National Association of Securities Dealers, Inc. ("NASD"). M.J. Meehan & Co. and its affiliates may engage in market-making activities with respect to the Common Stock. M.J. Meehan & Co. and its affiliates have engaged from time to time, and in the future may engage, in purchase and sale transactions involving Common Stock, including transactions with other NASD member firms. The Selling Securityholders, including M.J. Meehan & Co., and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions, discounts or concessions and any gain realized by a person deemed to be an underwriter may be deemed to be underwriting compensation to such person.

      The following table assumes that each of the Selling Securityholders will sell all of the Offered Shares set forth opposite such Selling Securityholder's name. However, one or more of the Selling Securityholders may sell only a portion or may sell none of the Offered Shares set forth opposite such Selling Securityholder's name.





                                         COMMON SHARES           NUMBER OF
                                   BENEFICIALLY OWNED PRIOR       SHARES         COMMON SHARES BENEFICIALLY
                                      TO THE OFFERING (1)         HELD OF       OWNED AFTER THE OFFERING (1)
                                                                 RECORD TO
                                                                BE SOLD IN
                                   NUMBER OF       PERCENT          THE          NUMBER OF     PERCENT
                                     SHARES       OF CLASS       OFFERING         SHARES      OF CLASS
The Haddad Family Trust               203,834         *             67,284        136,550        *

Joseph D. Koenig                      113,642         *             33,642         80,000        *

Robert Gale Martin                    677,840        1.9           677,840            ---        *

David C. Brown                      2,481,847        7.0           677,840      1,804,007       5.1

Cranshire Capital, LP                 134,568         *            134,568            ---        *

Donald R. Sanders, IRA, CIBC
Oppenheimer Corp. as Trustee        2,283,519        6.2         2,273,519         10,000        *

J.L. Gayton (Eyesight Associates
401k Plan)                            167,284         *             67,284        100,000        *

Alan B. Aker                        1,948,109        5.5           677,840      1,270,269       3.6

Regina Stancel                        219,925         *            100,925        119,000        *

Salomon Melgen & Flor Melgen        1,783,697        5.0           672,840      1,110,857       3.1



                                         COMMON SHARES          NUMBER OF
                                   BENEFICIALLY OWNED PRIOR       SHARES         COMMON SHARES BENEFICIALLY
                                      TO THE OFFERING (1)         HELD OF       OWNED AFTER THE OFFERING (1)
                                                                 RECORD TO
                                                                BE SOLD IN
                                   NUMBER OF       PERCENT          THE          NUMBER OF     PERCENT
                                     SHARES       OF CLASS       OFFERING         SHARES      OF CLASS
Susan Smith Longan Trustee UTD
7/21/97 FBO Susan Smith Longan
1997 Revocable Trust                  220,000         *            220,000            ---        *

M.J. Meehan & Co. LLC                 375,296        1.1           100,925        274,371        *

Hank Asher                            386,420        1.1           336,420         50,000        *

Manus C. Kraff                      1,003,931        2.9           336,420        667,511       1.9

Pacific National Bank Custodian for
benefit of Richard T. VanRyne IRA      89,452         *             67,284         22,168        *

David A. Brewer                        33,642         *             33,642            ---        *

Hanabusa Investments, Inc.             33,642         *             33,642            ---        *

Sandra C. Belmont                       7,500         *              7,500            ---        *

Paul H. Ernest                         77,353         *              5,000         72,353        *

Donald G. Johnson                       5,000         *              5,000            ---        *

Douglas G. Koch                        13,500         *             13,500            ---        *

Thomas Kohnen                           5,000         *              5,000            ---        *

Peter J. McDonnell                      5,000         *              5,000            ---        *

Hugo Nano                               5,000         *              5,000            ---        *

Emanuel S. Rosen                        5,000         *              5,000            ---        *

Rogelio Villareal                       5,000         *              5,000            ---        *

George Griffin                        240,000         *            240,000            ---        *

                              PLAN OF DISTRIBUTION

      Some or all of the Offered Shares may be offered for sale and sold from time to time by the Selling Securityholders in the over-the-counter market (or any national securities exchange or interdealer quotation system on which the Common Stock may then be listed), or in privately negotiated transactions (which may include block transactions) or otherwise. In addition, the Selling Securityholders may engage in short sales and other transactions in the Common Stock or derivatives thereof, and may pledge, sell, deliver or otherwise transfer the Offered Shares in connection therewith. This Prospectus may be used by the Selling Securityholders or by any broker-dealer who may participate in sales of the Offered Shares. Participating broker-dealers may act as agents or principals or both and may receive commissions, discounts or concessions in connection with sales or other transfers of Offered Shares. The Company has not entered into any agreements or arrangements relating to the sale of the Offered Shares.

      The Company has agreed to pay the expenses of registering the Offered Shares on behalf of the Selling Securityholders, other than broker-dealer commissions, discounts or concessions and any legal fees incurred by the Selling Securityholders in connection with sales of the Offered Shares. The Company and the Selling Securityholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


                                     EXPERTS

      The consolidated financial statements of the Company at December 31, 1996 and 1995 and for each of the two years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

      The consolidated balance sheet as of December 31, 1997 and the consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997 included in this Prospectus have been included herein in reliance on the report of PRICEWATERHOUSECOOPERS LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.


                                  LEGAL MATTERS

      Certain legal matters with respect to the validity of the Offered Shares will be passed upon for the Company by Holleb & Coff, Chicago, Illinois. Eric M. Fogel, a partner with the law firm of Holleb & Coff, is presently the Secretary of the Company and certain of such firm's partners own shares of Common Stock.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The following documents heretofore filed by the Company with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act (File No. 0-17816) are hereby incorporated herein by reference: (i) current report on Form 8-K dated June 26, 1997 (filed July 11, 1997); (ii) amendment to the current report on Form 8-K dated June 26, 1997 (filed August 13, 1997); (iii) annual report on Form 10-K for the year ended December 31, 1997 (filed April 6, 1998); and (iv) quarterly reports on Form 10-Q for the quarters ended March 31, 1998 (filed May 14, 1998) and June 30, 1998 (filed August 14, 1998).

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED BY REFERENCE HEREIN (OTHER THAN EXHIBITS TO ANY SUCH DOCUMENT UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENT). REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE SECRETARY OF SUNRISE, 47265 FREMONT BOULEVARD, FREMONT, CALIFORNIA 94538; TELEPHONE (510) 623-9001.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.


                                                                                          Page
                                                                                          ----
Report of Coopers & Lybrand L.L.P.1, Independent Accountants..............................F-2

Report of Ernst & Young LLP, Former Independent Auditors..................................F-3

Consolidated Balance Sheets as of December 31, 1997
      and 1996............................................................................F-4

Consolidated Statements of Operations for the Years
      Ended December 31, 1997, 1996 and 1995..............................................F-5

Consolidated Statement of Stockholders' Equity for the
      Years Ended December 31, 1997, 1996 and 1995........................................F-6

Consolidated Statements of Cash Flows for the Years Ended
      December 31, 1997, 1996 and 1995....................................................F-7

Notes to Consolidated Financial Statements................................................F-8

Schedule II Valuation and Qualifying Accounts.............................................F-21

Condensed Consolidated Statements of Operations --
      Six Months ended June 30, 1998 and 1997 (unaudited).................................F-22

Condensed Consolidated Balance Sheets -- June 30, 1998
      (unaudited) and December 31, 1997...................................................F-23

Condensed Consolidated Statements of Cash Flows --
      Six Months ended June 30, 1998 (unaudited)..........................................F-24

Notes to Condensed Consolidated Financial Statements......................................F-25

----------

1     Coopers & Lybrand L.L.P. is now known as PRICEWATERHOUSECOOPERS LLP.

           REPORT OF COOPERS & LYBRAND L.L.P., INDEPENDENT ACCOUNTANTS


The Board of Directors and Stockholders
Sunrise Technologies International, Inc.:

      We have audited the accompanying consolidated balance sheet of Sunrise Technologies International, Inc. as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. We have also audited the financial statement schedule for the year ended December 31, 1997. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit. The consolidated financial statements of Sunrise Technologies International, Inc. for the years ended December 31, 1996 and 1995, were audited by other auditors, whose report, dated March 10, 1997, included an explanatory paragraph that described the Company's ability to continue as a going concern.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrise Technologies International, Inc. and its subsidiaries as of December 31, 1997, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.




                                         COOPERS & LYBRAND L.L.P.

San Jose, California
March 6, 1998

            REPORT OF ERNST & YOUNG LLP, FORMER INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Sunrise Technologies International, Inc.

      We have audited the accompanying consolidated balance sheets of Sunrise Technologies International, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1996. Our audits also included the financial statement schedule listed in the Index at
Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrise Technologies International, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

      The accompanying consolidated financial statements have been prepared assuming that Sunrise Technologies International, Inc. will continue as a going concern. The Company has incurred recurring operating losses which condition raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.




                                         ERNST & YOUNG LLP

Palo Alto, California
March 10, 1997

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEETS

                                                                                  DECEMBER 31,
                                                                             ------------------------
                                                                              1997             1996
                                                                             --------        --------
                                                                                   (in thousands,
                                                                                 except share data)
                                   A S S E T S

Current assets:
       Cash and cash equivalents.....................................        $  1,958        $    647
       Accounts receivable, net of allowance of $85 and $140
         in 1997 and 1996 ............................................            312             472
       Inventories, net ..............................................            127           2,135
       Prepaid and other expenses ....................................            140             288
                                                                             --------        --------
Total current assets .................................................          2,537           3,542
Property and equipment, net ..........................................            204             199
Other non-current assets .............................................            208              --
                                                                             --------        --------
       Total assets..................................................        $  2,949        $  3,741
                                                                             ========        ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
       Current portion of long-term debt.............................        $     31        $     --
       Accounts payable ..............................................            284           1,586
       Accrued payroll and related expenses ..........................            221             209
       Accrued warranty ..............................................             25             199
       Other accrued expenses ........................................            594             475
                                                                             --------        --------
Total current liabilities ............................................          1,155           2,469
Long term debt, net of current portion ...............................            945              --
                                                                             --------        --------
       Total liabilities .............................................          2,100           2,469
                                                                             --------        --------

Commitments and contingencies (Note 3)

Stockholders' equity:
       Preferred stock, $0.001 par value; 2,000,000 shares authorized,
         none issued or outstanding ..................................             --              --
       Common stock, $0.001 par value; 75,000,000 shares authorized,
         32,307,990 and 27,868,613 shares issued and outstanding
         at December 31, 1997 and 1996, respectively .................             32              28
       Additional paid-in-capital ....................................         38,151          31,688
       Deferred compensation .........................................           (272)             --
       Accumulated deficit ...........................................        (37,062)        (30,444)
                                                                             --------        --------
         Total stockholders' equity ..................................            849           1,272
                                                                             --------        --------
           Total liabilities and stockholders' equity................        $  2,949        $  3,741
                                                                             ========        ========

                             See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     YEARS ENDED DECEMBER 31,
                                                              -------------------------------------
                                                                  1997          1996         1995
                                                                 -------      -------      --------
                                                             (in thousands, except per share amounts)
Net revenues.............................................        $ 2,839      $ 5,654       $ 5,294

Cost of revenues.........................................          2,546        4,016         3,657
                                                                 -------      -------       -------

Gross profit.............................................            293        1,638         1,637
                                                                 -------      -------       -------

Other costs and expenses:
      Engineering and development........................            964        1,326         1,218
      Sales, marketing and regulatory....................          2,718        3,632         2,277
      General and administrative.........................          3,686        2,700         2,329
                                                                 -------      -------       -------
           Total other costs and expense.................          7,368        7,658         5,824
                                                                 -------      -------       -------

Loss from operations.....................................         (7,075)      (6,020)       (4,187)

Gain on sale of dental assets............................          1,740          ---           ---

Interest income (expense), net...........................         (1,283)          52            57
                                                                 -------      -------       -------

Net loss.................................................        $(6,618)     $(5,968)      $(4,130)
                                                                 =======      =======       =======

Net loss per share, basic and diluted....................        $ (0.23)     $ (0.23)      $ (0.28)
                                                                 =======      =======       =======

Shares used in calculation of basic and
  diluted net loss per share.............................         28,550       26,414        14,935
                                                                 =======      =======       =======



                             See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997


                                                                   ADDITIONAL
                                                COMMON STOCK        PAID-IN          DEFERRED      TREASURY     ACCUMULATED
                                              SHARES      AMOUNT     CAPITAL      COMPENSATION      STOCK         DEFICIT
                                           ----------     ------     -------      ------------     --------     -----------
                                                                                (in thousands, except share amounts)
Balance at December 31, 1994............   10,459,286      $10       $22,312         $_____         $(619)        (20,346)
  Sale of common stock, net of offering
    costs...............................   15,100,000       15         7,528          -----           ---            ---
  Cancellation of treasury stock........     (275,000)      --          (619)         -----           619            ---
  Other.................................       (4,570)      --           (25)         -----           ---            ---
  Net loss..............................         ---        --            --          -----           ---          (4,130)
                                           ----------      ---       -------          -----         -----         -------
Balance at December 31, 1995............   25,297,716       25        29,196          -----           ---         (24,476)
  Sale of common stock, net of offering
    costs...............................    2,333,412        3         2,242          -----           ---            ---
  Exercise of warrants and options......      243,252       --           243          -----           ---            ---
  Other.................................       12,233       --             7          -----           ---            ---
  Net loss..............................         ---        --            --          -----           ---          (5,968)
                                           ----------      ---       -------          -----         -----         -------
Balance at December 31, 1996............   27,868,613       28        31,688          -----           ---         (30,444)
  Issuance of warrants and beneficial
    conversion features in association
    with 1997 Notes.....................                    --         1,838          -----           ---            ---
  Conversion of 1997 Notes..............    2,902,566        3         2,599          -----           ---            ---
  Exercise of warrants..................    1,270,531        1         1,073          -----           ---            ---
  Exercise of options...................      247,913       --           279          -----           ---            ---
  Sale of shares under Employee Stock
    Purchase Plan.......................       18,367       --            15          -----           ---            ---
  Deferred compensation related to
    stock option grants.................         ---        --           659           (659)          ---            ---
  Amortization of deferred compensation.         ---        --           ---            387           ---            ---
  Net loss..............................         ---        --           ---          -----           ---          (6,618)
                                           ----------      ---       -------          -----         -----        ---------
Balance at December 31, 1997............   32,307,990      $32       $38,151          $(272)        $ ---        $(37,062)
                                           ==========      ===       =======          =====         =====        =========




                                                         TOTAL
                                                     STOCKHOLDERS'
                                                        EQUITY
                                                      ----------
                                         (in thousands, except share amounts)

Balance at December 31, 1994............               $ 1,357
  Sale of common stock, net of offering
    costs...............................                 7,543
  Cancellation of treasury stock........                  ---
  Other.................................                   (25)
  Net loss..............................                (4,130)
                                                       -------
Balance at December 31, 1995............                 4,745
  Sale of common stock, net of offering
    costs...............................                 2,245
  Exercise of warrants and options......                   243
  Other.................................                     7
  Net loss..............................                (5,968)
                                                       -------
Balance at December 31, 1996............                 1,272
  Issuance of warrants and beneficial
    conversion features in association
    with 1997 Notes.....................                 1,838
  Conversion of 1997 Notes..............                 2,602
  Exercise of warrants..................                 1,074
  Exercise of options...................                   279
  Sale of shares under Employee Stock
    Purchase Plan.......................                    15
  Deferred compensation related to
    stock option grants.................                   ---
  Amortization of deferred compensation.                   387
  Net loss..............................                (6,618)
                                                       -------
Balance at December 31, 1997............               $   849
                                                       =======



                             See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                    YEARS ENDED DECEMBER 31,
                                                              1997           1996           1995
                                                            -------        -------        -------
                                                                        (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss ............................................       $(6,618)       $(5,968)       $(4,130)
                                                            -------        -------        -------

Adjustments to reconcile net loss to net cash used in
   operating activities:
Depreciation and amortization .......................            77            438            102
Amortization of deferred compensation ...............           387             --             --
Amortization of debt issuance costs .................           150             --             --
Warrant accretion and beneficial conversion features
   associated with 1997 Notes .......................         1,066             --             --
Issuance of common stock for services ...............           371             --             --
Provision for doubtful accounts .....................           176            115             25
Provision for obsolete inventory ....................           397             --             --
Gain on sale of dental assets .......................        (1,740)            --             --
Changes in assets and liabilities:
   Accounts receivable ..............................           (16)           461           (303)
   Inventories ......................................           233           (837)           289
   Other current assets .............................           148            (31)            25
   Accounts payable .................................        (1,302)           489           (278)
   Other accrued liabilities ........................          (258)            36           (225)
   Other long-term liabilities ......................           155             --             --
                                                            -------        -------        -------
      Total Adjustments .............................          (156)           671           (365)
                                                            -------        -------        -------
Net cash used in operating activities ...............        (6,774)        (5,297)        (4,495)
                                                            -------        -------        -------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment ..................          (201)           (65)           (50)
Proceeds from sale of dental assets, net of costs ...         3,449             --             --
                                                            -------        -------        -------
Net cash provided by (used in) investing activities .         3,248            (65)           (50)
                                                            -------        -------        -------

CASH FLOWS FROM FINANCING ACTIVITIES
Payment on capital lease obligations ................            (5)            --            (18)
Proceeds from issuance of capital lease obligations .           103             --             --
Issuance of common stock, net of offering costs .....           996          2,495          7,518
Issuance of 1997 Notes ..............................         4,101             --             --
Capitalization of debt issuance costs ...............          (358)            --             --
                                                            -------        -------        -------
Net cash provided by financing activities ...........         4,837          2,495          7,500
                                                            -------        -------        -------
Net increase (decrease) in cash and equivalents .....         1,311         (2,867)         2,955
Cash and cash equivalents at beginning of year ......           647          3,514            559
                                                            -------        -------        -------
Cash and cash equivalents at end of year ............       $ 1,958        $   647        $ 3,514
                                                            =======        =======        =======



                             See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Organization and Nature of Business

    Sunrise Technologies International, Inc. (the "Company") develops, manufactures and markets laser systems and other products for applications in ophthalmology. The Company was organized as a California corporation in March 1987 and was reincorporated in Delaware in June 1993 as Sunrise Technologies International, Inc. The Company continues to do business under the name Sunrise Technologies, Inc.

    Basis of Presentation

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all intercompany balances and transactions.

    The Company has incurred significant losses for the last several years and at December 31, 1997 has an accumulated deficit of $37,062,000. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company's long term ability to continue as a going concern is dependent upon returning to profitable operations. Management's plans include increasing sales through increased direct sales and marketing efforts on existing products and pursuing timely regulatory approval for certain products under development. Management also recognized the need for infusion of cash during the fiscal year 1998 and in January 1998, the Company completed a $9,300,000 private placement of convertible notes with warrants, net of offering costs. There can be no assurance that additional funds can be raised on terms acceptable to the Company, if at all.

    Industry Segment and Concentration of Risks

    The Company, which operates in a single industry segment, designs, manufactures, markets and services medical laser systems. The Company sells its products to customers in the field of ophthalmology globally. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

    Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash investments and trade receivables. The Company invests its excess cash in deposits with major banks, in U.S. Treasury and U.S. Agency obligations.

    One of the more significant risks potentially affecting the Company's operating results is the fact that a substantial portion of the Company's net revenues in each quarter generally result from shipments during the latter part of the quarter. Because the Company establishes its operating expense levels based on expected revenue, if anticipated shipments in any quarter do not occur as expected, gross profits may be adversely affected. For these and other reasons, the Company may not learn of shortfalls in revenues, margins or other financial results until late in a quarter. Any such shortfall could have an immediate and material adverse effect on the Company's operating results.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

    The Company's activities are subject to extensive regulation by the FDA and similar health authorities in certain foreign countries. The LTK System is regulated as a Class III medical device by the FDA under the Food, Drug & Cosmetic Act. Class III medical devices require a PMA by the FDA prior to commercial sale in the United States. The PMA process (and underlying clinical studies) is lengthy, the outcome is difficult to predict and requires substantial commitments of the Company's financial resources and management's time and effort. Delays in obtaining or failure to obtain required regulatory approvals or clearances in the United States and other countries would postpone or prevent the marketing of the LTK System and other devices and would impair the Company's ability to generate funds from operations, which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to obtain in a timely manner, if at all, the required PMA in the United States for intended uses of the LTK System, or for any other devices which the Company may seek approvals or clearances. Any products manufactured or distributed by the Company will be subject to pervasive and continuing regulation by the FDA.

    In addition, the introduction of the Company's products in foreign countries may require obtaining individual foreign regulatory clearances in numerous countries. Although the Company's products have been sold in approximately 15 countries, sales of the LTK System require rigorous regulatory approvals before being sold in the United States and Japan. There can be no assurance that the Company will be able to obtain regulatory clearances for its products in the United States or foreign markets.

    The Company's international business is an important contributor to the Company's net revenues and gross profits. Substantially all of the Company's international sales are denominated in the U.S. dollar and an increase in the value of the U.S. dollar relative to foreign currencies could make products sold internationally less competitive. The Company does not have any overseas offices.

    The Company has developed only limited clinical data to date on the safety and efficacy of the LTK System in correcting hyperopia (farsightedness), and related long-term safety and efficacy data. The FDA has not yet determined whether the LTK System will prove to be safe or effective for the predictable and reliable treatment of hyperopia or other common vision problems. There can be no assurance that long-term safety and efficacy data when collected will be consistent with the clinical trial results previously obtained or will demonstrate that the LTK System can be used safely and successfully to treat hyperopia in a broad segment of the population on a long-term basis.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

    Cash and Cash Equivalents

    Cash and cash equivalents consist of cash on deposit with the Company's bank and highly liquid investments with a maturity from the date of purchase of 90 days or less. As of December 31, 1997 and 1996, the Company did not hold any investments in debt or equity securities.

    Inventories

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Inventories at December 31, consist of:

                                                     1997                 1996
                                                   -------              -------
                                                          (in thousands)
    Raw materials ....................             $   416              $ 1,468
    Work-in-process ..................                 167                  299
    Finished goods ...................                 190                  718
                                                   -------              -------
                                                       773                2,485
    Less reserves ....................                (646)                (350)
                                                   -------              -------
    Inventory, net ...................             $   127              $ 2,135
                                                   =======              =======


      Most components used in the Company's laser systems are purchased from outside sources. The Company has at least two suppliers for all of its components used to manufacture its laser systems.

      Property and Equipment

      Property and equipment is stated at cost and depreciated using the straight-line method for financial reporting over estimated useful lives of two to five years. Assets under capitalized leases are amortized over the shorter of the term of the lease or their useful lives, and such' amortization is included with depreciation expense. Property and equipment at December 31, consists of:

                                                                    1997          1996
                                                                  --------      ------
                                                                       (in thousands)
    Machinery and equipment.................................      $    257      $  1,644
    Computer Equipment......................................           231           611
    Furniture and fixtures..................................            27           207
    Leasehold improvements..................................             0           392
                                                                  --------      --------
                                                                       515         2,854
    Less accumulated depreciation
       and amortization.....................................          (311)       (1,655)
                                                                  --------      --------
    Property and equipment, net.............................      $    204      $    199
                                                                  ========      ========

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

      Other Non-Current Assets

      Other non-current assets are comprised principally of note placement costs and are being amortized over the life of the notes issued in the 1997 Notes Placement (the "1997 Notes") (two years). The amortization of the note placement costs into interest expense for 1997, 1996 and 1995 was $149,000, $0 and $0, respectively.

      Net Loss Per Share

      Effective December 31, 1997, the Company adopted Financial Accounting Standards Board No. 128 "Earnings Per Share" (EPS) and accordingly all prior periods have been restated. Basic EPS is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. Common equivalent shares are excluded from the computation of net loss per share if their effect is anti-dilutive.

      The following is a reconciliation of the numerator (net loss) and denominator (number of shares) used in the basic and diluted EPS calculation:


                                                         Year Ended December 31
                                           ----------------------------------------------
                                             1997               1996               1995
                                           --------           --------           --------
                                                (in thousands, except per share data)
BASIC EPS:

Net loss ........................          $ (6,618)          $ (5,968)          $ (4,130)
Average Common Shares Outstanding            28,550             26,414             14,935
                                           --------           --------           --------
Basic EPS .......................          $  (0.23)          $  (0.23)          $  (0.28)
                                           ========           ========           ========

DILUTED EPS:
Net loss ........................          $ (6,618)          $ (5,968)          $ (4,130)
Average Common Shares Outstanding            28,550             26,414             14,935
Convertible Notes ...............                --                 --                 --
Warrants ........................                --                 --                 --
Stock Options ...................                --                 --                 --
Total Shares ....................            28,550             26,414             14,935
                                           --------           --------           --------
Diluted EPS .....................          $  (0.23)          $  (0.23)          $  (0.28)
                                           ========           ========           ========



        7,303,537 shares in 1997, 989,637 shares in 1996 and 739,446 shares in
1995 were excluded from the shares used to calculate diluted EPS as their effect is anti-dilutive.

        Revenue Recognition

        Revenues are recognized at time of shipment. A provision for the estimated future cost of warranty is made at the time a sale is recorded.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

        Research and Development

        Research and development expenditures are charged to operations as incurred.

        Segment Information

        The Company had export sales by region as follows:


                                     1997               1996                1995
                                    ------             ------             ------
                                                   (in thousands)
Europe ................             $  152             $1,036             $1,948
Pacific Rim ...........                409              1,602              1,192
Canada ................                180                 --                248
Other .................                324                 --                282
                                    ------             ------             ------
     Total ............             $1,065             $2,638             $3,670
                                    ======             ======             ======


        Fair Value of Financial Instruments

        Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its debt obligations approximates fair value.

        Reclassifications:

        Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

2.      TAXES ON INCOME

        The Company uses the liability method to calculate deferred income taxes. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. The Company's effective tax rate differs from the statutory federal income tax rate as shown in the following schedule:


                                                   1997      1996       1995
                                                   ----      ----       ----
Statutory Rate .............................      (34)%      (34)%      (34)%
NOL's not benefited which have been reserved       34%        34%        34%
                                                  ---        ---        ---
                                                    0%         0%         0%
                                                  ===        ===        ===

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

        Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities for 1997 and 1996 are as follows:


Deferred tax assets:                               1997           1996
                                                 --------       --------
                                                      (in thousands)
        Net operating loss carryforwards ..      $ 11,100       $  9,000
        Research credits (expire 2005-2009)           700            600
        Other .............................           500            600
                                                 --------       --------
Total deferred tax asset ..................        12,300         10,200
Valuation allowance for deferred tax assets       (12,300)       (10,200)
                                                 --------       --------
Net deferred tax assets ...................      $     --       $     --
                                                 ========       ========



        As of December 31, 1997, the Company had federal and state net operating loss carryforwards of approximately $30,000,000 and $11,000,000, respectively. The change in the Company's valuation allowance from 1996 to 1997 was an increase of $2,100,000. The net operating loss and credit carryforwards will expire at various dates through 2012 if not utilized.

        The ownership change provisions of the Internal Revenue Code of 1986 and similar state provisions would limit utilization of the carryforwards should there be a substantial change in the Company's ownership. The annual limitation may result in the expiration of net operating losses and credits before utilization.

3.      COMMITMENTS AND CONTINGENCIES

        Leases

        The Company leases certain of its facilities and equipment under a noncancellable operating lease. Rent expense was $233,000, $290,000 and $281,000 in 1997, 1996 and 1995, respectively.

        The following is a schedule by year of future minimum lease payments at December 31, 1997:

                                                                              Operating
                                                                               Leases
                                                                           (in thousands)
                                                                            ------------
Year ending December 31,
        1998.........................................................           $147
        1999.........................................................            155
        2000.........................................................            162
        2001.........................................................             14
                                                                                ----
Total minimum payments required......................................           $478
                                                                                ====

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

        Contingencies

        During 1997, the Company settled all of its outstanding disputes with American Dental Technologies, Inc. and with Danville Engineering, Inc. The settlement called for certain payments to be made by the Company to American Dental Technologies, Inc. upon the sale of the dental assets of the Company. The Company made such payments during 1997 and believes it has no further obligation to pay American Dental Technologies, Inc.

4.      LONG-TERM DEBT

        Long-term debt consists primarily of the 1997 Notes and associated discounts on those notes. In March 1997, the Company completed a private placement of convertible notes with warrants raising gross proceeds of $4,101,000. In connection with this private placement, the placement agent received warrants to purchase 230,756 shares of common stock at an exercise price of $1.00 per share with expiration dates of February and March 2002. In addition, the notes were convertible into 4,615,143 shares of common stock and the warrants attached to the notes were convertible into 2,307,572 shares of common stock with an exercise price of $1.00 per share and expiration dates of February and March 2002. As of December 31, 1997, certain of the notes were converted into 2,902,573 shares of common stock and certain warrants were converted into 702,857 shares of common stock. As of December 31, 1997, there remained warrants outstanding convertible into 1,835,471 common stock, including the placement agent warrants, and 1,712,570 shares convertible from the notes. The 1997 Notes consist of $1,499,000 in principal at December 31, 1997, bear interest at 5% per annum, and are due and payable in February and March of 1999. The 1997 Notes are collateralized by a lien against the Company's ophthalmic patents and have no significant performance covenants.

        The Company also leases certain equipment under noncancellable capital leases. The cost of equipment under capital leases was $103,000 and accumulated amortization was $8,500 at December 31, 1997.

        As of December 31, 1997, the Company's long-term debt consisted of $1,499,000 of the 1997 Notes, net of a discount related to the warrants of $772,000, interest of $155,000 on the 1997 Notes and capital lease obligations of $94,000. Future payments of $32,000, $1,686,000 and $30,000 are due in fiscal years 1998, 1999 and 2000, respectively.

        Warrants

        The Company has granted the note holders participating in the 1997 Notes Placement warrants to purchase 2,538,328 shares of common stock. The warrants are exercisable at a purchase price of $1.00 per share and expire in February and March 2002. The warrants issued had a fair value of approximately $1.25 per warrant, at the time of issuance. The fair value of these warrants has been reflected as additional consideration for the 1997 Notes, recorded as a discount on the debt and accreted as interest expense to be amortized over the life of the 1997 Notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

5.      STOCKHOLDERS' EQUITY

        Common Stock

        In February 1994, the Company completed a private placement of 1,250,000 shares of common stock. In connection with the private placement, the placement agent received warrants to purchase 62,500 shares of common stock. The exercise price for the warrants is $6.00 per share and the warrants expire February 1999.

        In June 1995, the Company completed a private placement of 2,100,000 shares of common stock.

        In September 1995, the Company completed a private placement of 13,000,000 shares of common stock. In connection with the private placement, the placement agent received a warrant to purchase 675,000 shares of common stock. The exercise price for these warrants was $0.55 and they were exercised in full during 1997.

        In September 1996, the Company completed a private placement of 2,334,420 shares of common stock. In connection with the private placement, the placement agent received warrants to purchase 116,721 shares of common stock with an exercise price of $1.0625 per share and an expiration date of August 2001.

        In March 1997, the Company completed a private placement of convertible notes with warrants. In connection with this private placement, the placement agent received warrants to purchase 230,756 shares of common stock at an exercise price of $1.00 per share with expiration dates of February and March 2002. In addition, the notes were convertible into 4,615,143 shares and the warrants attached to the notes were convertible into 2,307,572 shares with an exercise price of $1.00 per share and an expiration date of February and March 2002. As of December 31, 1997, certain of the notes were converted into 2,902,573 shares and certain warrants were converted into 702,857 shares of common stock. As of December 31, 1997, there remained warrants outstanding convertible into 1,835,471 common shares, including the placement agent warrants, and 1,712,570 shares convertible from the notes.

        As of December 31, 1997, there were warrants outstanding to purchase 2,290,692 shares of common stock.

        In January 1998, the Company completed a private placement of convertible notes with warrants. The notes are convertible into 3,116,666 shares of common stock and the warrants are convertible into 1,870,000 shares of common stock with an exercise price of $3.00 and an expiration date of January 2003.

        Stock Option Plans

        In 1988, the Company adopted the 1988 Stock Option Plan (the "1988 Plan") under which employees, directors and consultants may be granted incentive or nonstatutory stock options. Under the 1988 Plan, incentive stock options must be granted at an exercise price of not less than the fair market

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

value of the common stock at the date of grant, except that options granted to stockholders owning greater than 10 percent of the total voting power of all classes of stock of the Company must have an exercise price of not less than 110 percent of the fair market value at the date of grant. Nonstatutory options must be at least 85 percent of fair market value at the date of grant. Options granted generally provide that 25 percent of the shares subject thereto become exercisable one year after the date of grant and 1/36 of the remaining shares subject to the option become exercisable each month thereafter. The 1988 Plan expires in November 1998.

        In 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") under which employees, directors and consultants may be granted incentive or nonstatutory stock options. Under the 1997 Plan, incentive stock options must be granted at an exercise price of not less than the fair market value of the common stock at the date of grant, except that options granted to stockholders owning greater than 10 percent of the total voting power of all classes of stock of the Company must have an exercise price of not less than 110 percent of the fair market value at the date of grant. Nonstatutory options must be at least 85 percent of fair market value at the date of grant. Options granted generally provide that 1/48 of the shares subject to the option become exercisable each month after the grant. The 1997 Plan expires in 2007.

        The fair value of each option grant is estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions for grants in 1997 and 1996:



                                                        1997                 1996
                                                        ----                 ----
Risk-free interest.................................   6.15%                5.70%
Expected life......................................   4.8 years            4.8 years
Volatility.........................................   95.5%                95.5%
Dividend yield.....................................   --                   --

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

        A summary of the Company's option activity as of December 31, 1997, 1996, and 1995 and changes during the year ending on those dates are as follows:


                                     Shares             Outstanding Options         Weighted Average
                                    Available     ----------------------------      ----------------
                                    For Grant       Shares        Share Price        Exercise Price
                                  -----------     ---------       ------------      ----------------
BALANCE - 12/31/1994                 346,770      1,183,858       $0.85-$4.375           $2.032
Reserved                           1,550,000
Granted                             (605,000)       605,000       $0.91-$2.50            $1.290
Cancelled                            336,194       (336,194)      $1.50-$4.375           $2.776
Exercised                                ---        (20,000)      $     $4.375           $4.375
                                  ----------      ---------       ------------           ------
BALANCE - 12/31/1995               1,627,964      1,432,664       $0.91-$2.50            $1.064
Reserved                                 ---
Granted                           (1,711,000)     1,711,000       $1.03-$2.87             $1.10
Cancelled                            379,974       (379,974)      $0.91-$1.00             $0.99
Exercised                                ---       (251,252)      $1.00-$1.25             $1.02
                                  ----------      ---------       ------------           ------
BALANCE - 12/31/1996                 296,938      2,512,438       $0.91-$2.87             $1.09
Reserved                           3,000,000
Granted                           (2,954,300)     2,954,300       $1.00-$4.44             $2.69
Cancelled                            854,620       (854,620)      $0.75-$2.87             $1.18
Exercised                                ---       (251,663)      $0.75-$1.06             $1.01
                                  ----------      ---------       ------------           ------
BALANCE - 12/31/1997               1,197,258      4,360,455       $1.00-$4.44             $2.16



        As of December 31, 1997 and 1996, vested options to purchase 1,476,112 and 680,248 shares, respectively, were exercisable. The weighted average fair value of those options granted in 1997, 1996 and 1995 was $2.08, $0.74 and $0.89, respectively.

        The following table summarizes information about fixed stock options outstanding at December 31, 1997:


                                Options Outstanding                           Options Exercisable
                     --------------------------------------        ----------------------------------------
                                  Weighted                                        Weighted
                                   Average                                         Average
                                  Remaining       Weighted                        Remaining       Weighted
                                 Contractual       Average                       Contractual       Average
                       Number        Life          Exercise          Number         Life          Exercise
                    Outstanding    (Years)          Price          Exercisable     (Years)          Price
                    -----------  -----------      ---------        -----------   -----------      ---------
$0.75-$1.75          2,788,155       6.8             $1.15          1,404,816        6.5            $1.05
$1.76-$3.75              8,000       8.3             $2.87              7,664        8.3            $2.87
$3.76-$4.75          1,564,300       9.7             $3.97             63,632        9.6            $3.89
                     ---------       ---             -----          ---------        ---            -----
                     4,360,455       7.9             $2.16          1,476,112        6.6            $1.18
                     =========       ===             =====          =========        ===            =====

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

        Employee Stock Purchase Plan

        During 1992, the 1992 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors. As of December 31, 1997, a total of 200,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan provides for eligible employees to purchase common stock at a price equal to 85% of the fair market value at certain specified dates. Purchases are limited to 10 percent of each employee's compensation. There were 59,023 and 40,656 shares issued under the plan as of December 31, 1997 and 1996, respectively.

        Fair value for the purchase rights issued under the Purchase Plan is determined under the Black-Scholes valuation model using the following assumptions for 1997, 1996 and 1995:

                                      1997           1996          1995
                                    --------       --------      ------
Risk-free Interest Rates.........    6.15%          5.70%         5.60%
Expected Life....................   6 months       6 months      6 months
Volatility.......................    95.5%          95.5%         95.5%
Dividend Yield...................     --             --            --

        The weighted average fair market value of those purchase rights granted in 1997 and 1996 was $0.76 and $0.96, respectively.

        The Company has adopted the disclosure-only provisions of the Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation." Had compensation cost for the Stock Plans been determined based on the fair market value at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per share for the years ended December 31, 1997, 1996 and 1995 would have been increased as follows:

(amounts in thousands except per share data)

                                      1997           1996          1995
                                    --------       --------      ------
Net loss - as reported...........   $(6,618)       $(5,968)      $(4,130)
Net loss - pro forma.............   $(7,322)       $(6,390)      $(4,220)
Net loss per share - as reported.   $ (0.23)       $ (0.23)      $ (0.28)
Net loss per share - proforma....   $ (0.26)       $ (0.24)      $ (0.28)

6.      SALE OF DENTAL ASSETS

        In June 1997, the Company completed the sale of the Company's assets associated with its dental laser, air abrasive and composite curing systems (the "Dental Assets") to Lares Research. The purchase price paid for the Dental Assets was $5,500,000, consisting of $4,000,000 in cash paid at closing and $1,500,000 in the form of a promissory note, with two installments due in three and four years,

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

respectively (the "Lares Note"). Although the Company anticipates collecting interest and principal on the Lares Note, collection is not reasonably assured due to the subordination of the Lares Note to Lares' bank and the Company intends to recognize proceeds from the sale and interest on the note as cash is received. The gain on sale of the Dental Assets is comprised as follows:

                                                                              in thousands
                                                                              ------------
        Cash proceeds from the sale of the dental assets...................     $ 4,000
        Less: Inventory and equipment sold.................................      (1,498)
          ADT transfer fee.................................................        (275)
          Transaction fees.................................................        (237)
          Other costs......................................................        (250)
                                                                                -------
          Gain on sale of dental assets....................................     $ 1,740
                                                                                =======

        The Company sold the Dental Assets as of June 1997 and as a consequence, had effectively no revenues or earnings from the Dental Assets during the second half of 1997. On a pro-forma basis, the Company had the following revenues and earnings from the dental business during the first half of 1997, 1996 and 1995, including the gain on sale of the Dental Assets of $1,740,000 in 1997:

                                                    1997           1996           1995
                                                    ----           ----           ----
                                                               (in thousands)
Revenues from dental business.................     $1,968        $ 5,514        $ 4,008
Loss from dental business ....................     $  (11)       $(2,504)       $(3,488)

7.      SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION

                                                     1997          1996           1995
                                                     ----          ----           ----
                                                             (in thousands)
CASH PAID DURING THE YEAR FOR:
Interest....................................        $  13         $   5          $ ---
Income taxes................................        $   6         $   9          $ ---

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

SUPPLEMENTAL SCHEDULE OF NONCASH
INVESTING AND FINANCING ACTIVITIES:

                                                     1997          1996           1995
                                                     ----          ----           ----
                                                             (in thousands)
Acquisition of equipment
    pursuant to capital lease
    obligations.............................       $  103        $    --         $  8
Conversion of notes payable
    to common stock.........................       $2,602        $    --         $  --

8.      EMPLOYEE BENEFIT PLAN

        During 1993, the Company established a 401(k) tax-deferred savings plan under which all employees meeting certain age and service requirements may contribute up to 15% of their eligible compensation (up to a maximum allowed under IRS rules). Contributions may be made by the Company at the discretion of the Board of Directors. Contributions by the Company amounted to $20,000, $24,000 and $7,000 in 1997, 1996, and 1995, respectively.

9.      SUBSEQUENT EVENTS

        In January 1998, the Company completed a $9,300,000 private placement of convertible notes (convertible into the Company's common stock) with warrants, net of offering costs. The promissory notes are convertible at any time, at the option of the holder. The notes bear an interest rate of 12%, payable-in-kind semi-annually (additional convertible notes), and convert at a price of $3.00 per share. There were warrants to purchase 1,870,000 shares of the Company's common stock issued as part of this private placement with an exercise price of $3.00 per share and an expiration date of January 2003. The notes have a maturity date of January 2001 and the Company has an option to extend the notes for an additional two years for additional warrant consideration.

                  SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS


                                                         Additions
                                          Balance at     Charged to                                   Balance
                                          Beginning      Costs and                                     at end
                                          of Period       Expenses      Deductions       Other       of Period
                                          ---------      ----------     ----------       -----       ---------
Year ended December 31, 1995
Reserves and allowances deducted
  from assets accounts:
  Allowance for uncollectible accounts   $     450      $      25      $    (450)    $       --     $      25
  Allowance for inventory                $     513      $     250      $    (295)    $       --     $     468
Year ended December 31, 1996
Reserves and allowances deducted
  from assets accounts:
  Allowance for uncollectible accounts   $      25      $     115      $      --     $       --     $     140
  Allowance for inventory                $     468      $      --      $    (118)    $       --     $     350
Year ended December 31, 1997
Reserves and allowances deducted
  from assets accounts:
  Allowance for uncollectible accounts   $     140      $     176      $    (232)    $       --     $      84
  Allowance for inventory                $     350      $     397      $    (100)    $       --     $     647
  Allowance for uncollectible notes             --      $   1,500             --     $       --     $   1,500

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                           THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                 JUNE 30,                      JUNE 30,
                                                         -----------------------       -----------------------
                                                           1998           1997           1998           1997
                                                         --------       --------       --------       --------
Net revenues ......................................      $    222       $  1,454       $    324       $  2,463
Cost of revenues ..................................           625          1,001            884          1,959
                                                         --------       --------       --------       --------
Gross profit ......................................          (403)           453           (560)           504
                                                         --------       --------       --------       --------
Other costs and expenses:
   Engineering and development ....................           515            262            997            535
   Sales, marketing and regulatory ................         1,165            784          1,658          1,443
   General and administrative .....................         2,917          1,200          3,849          1,906
                                                         --------       --------       --------       --------
          Total other costs and expenses ..........         4,597          2,246          6,504          3,884
                                                         --------       --------       --------       --------
Loss from operations ..............................        (5,000)        (1,793)        (7,064)        (3,380)
Gain on sale of dental assets .....................            --          1,740             --          1,740
Interest income ...................................            99             21            200             32
Interest expense ..................................          (712)          (131)        (2,503)          (943)
                                                         --------       --------       --------       --------
          Net loss ................................      $ (5,613)      $   (163)      $ (9,367)      $ (2,551)
                                                         ========       ========       ========       ========
Net loss per share, basic and diluted .............      $  (0.17)      $  (0.01)      $  (0.28)      $  (0.09)
                                                         ========       ========       ========       ========
Shares used in calculation of basic and diluted net
  loss per share ..................................        33,801         27,886         33,404         27,879
                                                         ========       ========       ========       ========


                             See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                     ASSETS

                                                                  JUNE 30,      DECEMBER 31,
                                                                    1998           1997
                                                                  --------       --------
Current assets:
  Cash and cash equivalents ................................      $  8,448       $  1,958
  Accounts receivable, net .................................           374            312
  Inventories, net .........................................            42            127
  Other current assets .....................................           259            140
                                                                  --------       --------
     Total current assets ..................................         9,123          2,537
  Property and equipment, net ..............................           458            204
  Other non-current assets .................................            40            208
                                                                  --------       --------
          Total assets .....................................      $  9,621       $  2,949
                                                                  ========       ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt ........................      $     34       $     31
  Accounts payable .........................................           419            284
  Deferred revenues ........................................           160             --
  Accrued payroll and related expenses .....................           263            221
  Accrued warranty and other expenses ......................           702            619
                                                                  --------       --------
     Total current liabilities .............................         1,578          1,155
Long-term debt, net of current portion .....................         6,773            945
Other long-term liabilities ................................           432             --
                                                                  --------       --------
     Total liabilities .....................................         8,783          2,100
                                                                  --------       --------
Stockholders' equity:
  Preferred Stock, $0.001 par value, 2,000 shares
    authorized, none issued or outstanding .................            --             --
  Common Stock, $.001 par value, 75,000 shares
    authorized, 34,137 and 32,308 shares issued and
    outstanding at June 30, 1998 and December 31, 1997,
    respectively ...........................................            34             32
  Additional paid-in capital ...............................        47,470         38,151
  Deferred compensation ....................................          (237)          (272)
  Accumulated deficit ......................................       (46,429)       (37,062)
                                                                  --------       --------
     Total stockholders' equity ............................           838            849
                                                                  --------       --------
          Total liabilities and stockholders' equity              $  9,621       $  2,949
                                                                  ========       ========



                             See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                      JUNE 30
                                                               1998           1997
                                                             --------       --------
                                                                  (IN THOUSANDS)
CASH FLOWS FOR OPERATING ACTIVITIES:
  Net loss ............................................      $ (9,367)      $ (2,551)
                                                             --------       --------
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization ....................            75             94
     Amortization of deferred compensation ............         2,622             --
     Amortization of debt issuance costs ..............           182             --
     Gain on sale of dental assets ....................            --         (1,740)
     Warrant accretion and beneficial conversion
       features associated with 1997 and 1998 Notes ...         1,950            863
     Issuance of common stock for services ............           150             --
     Provision for doubtful accounts ..................            --             30
  Changes in assets and liabilities:
     Accounts receivable ..............................           (62)          (308)
     Inventories ......................................            85            202
     Other current assets .............................          (119)           168
     Accounts payable .................................           135         (1,137)
     Other accrued liabilities and deferred revenue ...           285            339
     Other long-term liabilities ......................           432             --
                                                             --------       --------
Total adjustments .....................................         5,735         (1,489)
                                                             --------       --------
Net cash used in operating activities .................        (3,632)        (4,040)
                                                             --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment ..................          (329)            --
                                                             --------       --------
  Net cash used in investing activities ...............          (329)            --
                                                             --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment on capital lease obligations ................           (13)            --
  Issuance of common stock, net of offering costs .....         1,128            190
  Issuance of redeemable convertible notes ............         9,350          3,743
  Proceeds from sale of dental assets .................            --          4,000
  Costs associated with sale of dental assets .........            --           (411)
  Capitalization of debt issuance costs ...............           (14)            --
                                                             --------       --------
  Net cash provided by financing activities ...........        10,451          7,522
                                                             --------       --------
NET INCREASE IN CASH AND CASH EQUIVALENTS .............         6,490          3,482
Cash and cash equivalents at beginning of period ......         1,958            647
                                                             --------       --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ............      $  8,448       $  4,129
                                                             ========       ========



                                   See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                  JUNE 30, 1998

1.      BASIS OF PRESENTATION

        The Company develops, manufactures and markets laser systems for applications in ophthalmology. Prior to June 26, 1997, the Company had also developed, manufactured and marketed lasers and air abrasive cavity preparation systems for use in dentistry. A substantial portion of the Company's revenues (80% for the first six months of 1997) were derived from the domestic and international sales of the Company's dental laser and air abrasive products.

        The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all material intercompany balances and transactions. Certain reclassifications have been made to prior year amounts in order to conform to the current presentation.

        The condensed consolidated financial data for the three and six-month periods ended June 30, 1998 and 1997 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) that management of the Company believes to be necessary for fair presentation of the financial position and results of operations for the periods presented. Interim results are not necessarily indicative of results for the full year. The financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 1997 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

        The preparation of unaudited financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.      NET LOSS PER SHARE

        Effective December 31, 1997, the Company adopted Financial Accounting Standards Board No. 128 "Earnings Per Share" (EPS) and, accordingly, all prior periods have been restated. Basic EPS is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. 7,580,557 and 920,522 common equivalent shares as of June 30, 1998 and 1997, respectively, have been excluded from the shares used to calculate diluted EPS as their effect is anti-dilutive.

3.      REVENUE RECOGNITION

        Revenues are recognized at time of shipment, net of any allowances for future obligations or trade-in rights. A provision for the estimated future cost of warranty is made at the time a sale is recorded.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

                                  June 30, 1998


4.      INVENTORIES

        Inventories are stated at the lower of cost (first-in, first-out) or market and consisted of the following on the dates indicated:

                                                   June 30,       December 31,
                                                    1998             1997
                                                   ------         -----------
                                                        (IN THOUSANDS)
        Raw materials............................  $  265           $  416
        Work-in-process..........................     123              167
        Finished goods...........................     300              190
                                                   ------           ------
                                                      688              773
        Less reserves............................    (646)            (646)
                                                   ------           ------
        Inventory, net...........................  $   42           $  127
                                                   ======           ======

5.      COMPREHENSIVE INCOME

        The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," effective January 1, 1998. This statement requires the disclosure of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as net income plus revenues, expenses, gains and losses that, under generally accepted accounting principles, are excluded from net income. The Company does not have any components of comprehensive income which are excluded from net income for the three and six months ended June 30, 1998 and 1997 and, as such, no separate statement of comprehensive income has been presented.

6.      ISSUANCE OF REDEEMABLE CONVERTIBLE NOTES

        In January 1998, the Company completed an approximately $9,350,000 private placement of convertible notes (convertible into the Company's common stock) with warrants. The promissory notes are convertible at any time, at the option of the holder. The notes bear interest at a rate of 12%, payable-in-kind semi-annually (additional convertible notes), and convert at a price of $3.00 per share. The notes have a maturity date of January 2001 and the Company has an option to extend the maturity date of the notes for an additional two years for additional warrant consideration. Warrants to purchase 1,870,000 shares of the Company's common stock were issued as part of this private placement with an exercise price of $3.00 per share and an expiration date of January 2003. The warrants issued had a fair value of approximately $1.87 per warrant at the time of issuance. The fair value of these warrants has been reflected as additional consideration for the convertible notes, recorded as a discount on the debt and accreted as interest expense to be amortized over the life of the convertible notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

                                  June 30, 1998


7.      SALE OF DENTAL ASSETS

        In June 1997, the Company completed the sale of the Company's assets associated with the Company's dental laser, air abrasive and composite curing systems (the "Dental Assets") to Lares Research. The purchase price paid for the Dental Assets was $5,500,000, consisting of $4,000,000 in cash paid at closing and $1,500,000 in the form of a promissory note, with two installments due in three and four years, respectively (the "Lares Note"). Although the Company anticipates collecting interest and principal on the Lares Note, due to subordination of the Lares Note to its Bank, collection is not reasonably assured and the Company intends to recognize proceeds from the sale and interest on the Lares Note as cash is received.

8.      SUBSEQUENT EVENTS

        On July 10, 1998, the Company had the annual shareholders meeting. At such meeting, the Company's stockholders elected Dr. Michael S. McFarland and Mr. Timothy A. Marcotte as Class II Directors of the Company and ratified the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors for the year ending December 31, 1998.

        On August 7, 1998, the Company's application for listing on the NASDAQ National Market System ("NMS") was approved by the NASDAQ Stock Market, Inc. The Company's shares of common stock, under the trading symbol SNRS, commenced trading on the NASDAQ NMS on August 13, 1998.

================================================================================

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Securityholders. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus, nor any sale made hereunder shall, under any circumstances, create any implication that there has not been a change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

================================================================================

                                TABLE OF CONTENTS

Available Information.....................  1
Disclosure Regarding......................
Forward-Looking...........................
Statements................................  1
Prospectus Summary........................  2
Risk Factors..............................  4
Selected Financial .......................
Information............................... 10
Business.................................. 12
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operation................ 20
Management................................ 32
Description of Capital....................
Stock..................................... 33
Share Ownership by Principal
  Stockholders and Management............. 39
Use of Proceeds........................... 40
Selling Securityholders................... 41
Plan of Distribution...................... 45
Experts................................... 45
Legal Matters............................. 46
Incorporation of Certain Information
  by Reference............................ 46
Index to Consolidated Financial
  Statements.............................. F-1

================================================================================



                                6,807,915 Shares







                              SUNRISE TECHNOLOGIES
                               INTERNATIONAL, INC.





                                  Common Stock


                                   ----------
                                   PROSPECTUS
                                   ----------





                               September ___, 1998
================================================================================

PART II

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company and the Selling Securityholders in connection with the sale of the Common Stock being registered. All amounts are estimates except the registration fee.

                                Amount to be Paid


SEC Registration Fee.....................................................  $  6,808
Printing.................................................................    25,000
Legal Fees and Expenses..................................................    75,000
Accounting Fees and Expenses.............................................    15,000
Blue Sky Fees and Expenses...............................................    15,000
Transfer Agent and Registrar Fees........................................     5,000
Miscellaneous............................................................    18,192
                                                                           --------

     Total...............................................................  $160,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "Delaware Law") grants corporations the right to limit or eliminate the personal liability of their directors in certain circumstances in accordance with provisions therein set forth. The Sunrise Certificate contains a provision eliminating director liability to the Company and its stockholders for monetary damages for breach of fiduciary duty as a director. The provision does not, however, eliminate or limit the personal liability of a director: (i) for any breach of such director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under the Delaware statutory provision making directors personally liable, for improper payment of dividends or improper stock purchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Company's Board protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Commission has taken the position that the provision will have no effect on claims arising under federal securities laws.

        Section 145 of the Delaware Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth. The Company's By-laws provide that the corporation shall, subject to limited exceptions, indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware Law. The Company's By-laws provide further that the Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware Law. Such indemnification rights include reimbursement for expenses incurred by such director, executive officer, other officer, employee or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware Law.

        The Company has entered into agreements with certain of its directors and officers pursuant to which the Company has agreed to indemnify such directors and officers to the fullest extent permitted under applicable law. In addition, the Company has purchased insurance containing customary terms and conditions as permitted by law on behalf of its directors and officers, which may cover liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 16.  EXHIBITS

      Exhibit   Description

        4      INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

        4.1 Form of Rights Agreement, dated as of October 24, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent(8)

        4.2    Form of 12% Subordinated Pay-In-Kind Note Due 2001(9)

        4.3    Form of Registration Rights Agreement(9)

        5      OPINION RE LEGALITY

        5.1 Opinion of Holleb & Coff as to the legality of the Offered Shares being registered

       10      MATERIAL CONTRACTS

       10.1 Patent License Agreement between the Company and Patlex Corporation dated January 1, 1990(3)

       10.2 Agreement between the Company and the University of Miami, Department of Ophthalmology, dated October 28, 1991(2)

       10.3 Joint Development and Exclusive Manufacturing Agreement dated April 17, 1993 between the Company and Danville Engineering, Inc.(1)

       10.4 Settlement Agreement between the Company and American Dental Laser, Inc., dated February 4, 1993 (confidential treatment has previously been granted for portions of this exhibit)(4)

       10.5 License Agreement between the Company and American Dental Laser, Inc., dated February 4, 1993 (confidential treatment has previously been granted for portions of this exhibit)(4)

       10.6 Settlement Agreement between the Company and American Dental Technologies, dated July 30, 1996(6)

      *10.7 Form of Indemnification Agreement between the Company and each of its officers and directors(3)

      *10.8    1988 Stock Option Plan, as amended(5)

       10.9 Form of U.S. Note and Warrant Purchase Agreement relating to the Regulation D private placement of 5% convertible notes due 1999 and warrants in February and March 1997 (7)

       10.10 Form of Offshore Note and Warrant Purchase Agreement relating to the Regulation S private placement of 5% convertible notes due 1999 and warrants in March 1997(7)

       10.11 Form of Change of Control Agreement by and between the Company and its President and Chief Executive Officer(8)

       10.12 Form of Change of Control Agreement by and between the Company and its executive officers (other than the President and Chief Executive Officer)(8)

       10.13 Form of Indemnification Agreement by and between the Company and its executive officers(8)

       10.14 Form of U.S. Note and Warrant Purchase Agreement related to the Regulation D private placement of 12% Convertible Subordinated Pay-In-Kind Notes Due 2001 and accompanying Warrants in January 1998(9)

       10.15 Form of Amended and Restated Change of Control Agreement by and between the Company and its President and Chief Executive Officer(11)

       10.16 Form of Amended and Restated Change of Control Agreement by and between the Company and its executive officers (other than the President and Chief Executive Officer)(11)

       10.17 Lease Agreement with Bayside Spinnaker Partners III, as lessor, for the lease of facilities at 47265 Fremont Boulevard, Fremont, California, dated January 23, 1998 (10)

       10.18 Sublease between Avant! Corporation, as sub-sublandlord, the Company, as sub-subtenant, Cirrus Logic, Inc., as sublandlord, Avant! Corporation, as subtenant, Renco Investment Company, as landlord, and Cirrus Logic, Inc., as tenant for the lease of facilities at 3400 West Warren Avenue, Fremont, California

       23      CONSENTS OF EXPERTS AND COUNSEL

       23.1    Consent of PricewaterhouseCoopers L.L.P., Independent Accountants

       23.2    Consent of Ernst & Young LLP, Former Independent Auditors

       23.3    Consent of Holleb & Coff (included in Exhibit 5.1)

       24      POWER OF ATTORNEY (INCLUDED ON THE SIGNATURE PAGE)

        * Compensatory plan or management contract

(1) Incorporated by reference from the registrant's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 0-17816)

(2) Incorporated by reference from the registrant's Annual Report on Form 10-K for the year ended December 31, 1991 (File No. 0-17816)

(3) Incorporated by reference from the registrant's Registration Statement on Form S1, as amended (File No. 33-36768)

(4) Incorporated by reference from the registrant's Annual Report on Form 10-K for the year ended December 31, 1992 (File No. 0-17816)

(5) Incorporated by reference from the registrant's Registration Statement on Form S18, as amended (File No. 33-27029-LA)

(6) Incorporated by reference from the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (File No. 0-17816)

(7) Incorporated by reference from the registrant's Current Report on Form 8-K dated March 12, 1997 (File No. 0-17816)

(8) Incorporated by reference from the registrant's Current Report on Form 8-K dated October 24, 1997 (File No. 0-17816)

(9) Incorporated by reference from the registrant's Current Report on Form 8-K dated January 26, 1998 (File No. 0-17816)

(10) Incorporated by reference from the registrant's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-17816)

(11) Incorporated by reference from the registrant's Current Report on Form 8-K dated May 8, 1998 (File No. 0-17816)

ITEM 17.       UNDERTAKINGS

        PURSUANT TO ITEM 512(a) OF REGULATION S-K

        The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        PURSUANT TO ITEM 512(h) OF REGULATION S-K

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fremont, state of California, on September 29, 1998.


                                       Sunrise Technologies International, Inc.


                                       By: /s/ C. Russell Trenary, III
                                           -------------------------------------
                                           C. Russell Trenary, III
                                           President and Chief Executive Officer

                               POWERS OF ATTORNEY


    Each person whose signature appears below hereby appoints C. Russell Trenary and Timothy A. Marcotte, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments (including without limitation post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, necessary or advisable to enable the registrant to comply with the Securities Act and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such changes in this registration statement as the aforesaid attorney-in-fact deems appropriate.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



September 29, 1998                       /s/ C. Russell Trenary, III
------------------                       --------------------------------------
Date                                     C. Russell Trenary, III
                                         President, Chief Executive Officer and
                                         Director
                                         (Principal Executive Officer)


September 29, 1998                       /s/ Timothy A. Marcotte
------------------                       --------------------------------------
Date                                     Timothy A. Marcotte
                                         Chief Financial Officer (Principal
                                         Financial Officer and
                                         Principal Accounting Officer) and
                                         Director


September 29, 1998                       /s/ Joseph D. Koenig
------------------                       --------------------------------------
Date                                     Joseph D. Koenig
                                         Chairman of the Board and Director


September 29, 1998                       /s/ R. Dale Bowerman
------------------                       --------------------------------------
Date                                     R. Dale Bowerman
                                         Director


September 29, 1998                       /s/ Michael S. McFarland, M.D.
------------------                       --------------------------------------
Date                                     Michael S. McFarland, M.D.
                                         Director

                                 EXHIBIT INDEX


      Exhibit   Description
      -------   -----------

        4      INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

        4.1 Form of Rights Agreement, dated as of October 24, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent(8)

        4.2    Form of 12% Subordinated Pay-In-Kind Note Due 2001(9)

        4.3    Form of Registration Rights Agreement(9)

        5      OPINION RE LEGALITY

        5.1 Opinion of Holleb & Coff as to the legality of the Offered Shares being registered

       10      MATERIAL CONTRACTS

       10.1 Patent License Agreement between the Company and Patlex Corporation dated January 1, 1990(3)

       10.2 Agreement between the Company and the University of Miami, Department of Ophthalmology, dated October 28, 1991(2)

       10.3 Joint Development and Exclusive Manufacturing Agreement dated April 17, 1993 between the Company and Danville Engineering, Inc.(1)

       10.4 Settlement Agreement between the Company and American Dental Laser, Inc., dated February 4, 1993 (confidential treatment has previously been granted for portions of this exhibit)(4)

       10.5 License Agreement between the Company and American Dental Laser, Inc., dated February 4, 1993 (confidential treatment has previously been granted for portions of this exhibit)(4)

       10.6 Settlement Agreement between the Company and American Dental Technologies, dated July 30, 1996(6)

      *10.7 Form of Indemnification Agreement between the Company and each of its officers and directors(3)

      *10.8    1988 Stock Option Plan, as amended(5)

       10.9 Form of U.S. Note and Warrant Purchase Agreement relating to the Regulation D private placement of 5% convertible notes due 1999 and warrants in February and March 1997 (7)

       10.10 Form of Offshore Note and Warrant Purchase Agreement relating to the Regulation S private placement of 5% convertible notes due 1999 and warrants in March 1997(7)

       10.11 Form of Change of Control Agreement by and between the Company and its President and Chief Executive Officer(8)

       10.12 Form of Change of Control Agreement by and between the Company and its executive officers (other than the President and Chief Executive Officer)(8)

       10.13 Form of Indemnification Agreement by and between the Company and its executive officers(8)

       10.14 Form of U.S. Note and Warrant Purchase Agreement related to the Regulation D private placement of 12% Convertible Subordinated Pay-In-Kind Notes Due 2001 and accompanying Warrants in January 1998(9)

       10.15 Form of Amended and Restated Change of Control Agreement by and between the Company and its President and Chief Executive Officer(11)

       10.16 Form of Amended and Restated Change of Control Agreement by and between the Company and its executive officers (other than the President and Chief Executive Officer)(11)

       10.17 Lease Agreement with Bayside Spinnaker Partners III, as lessor, for the lease of facilities at 47265 Fremont Boulevard, Fremont, California, dated January 23, 1998 (10)

       10.18 Sublease between Avant! Corporation, as sub-sublandlord, the Company, as sub-subtenant, Cirrus Logic, Inc., as sublandlord, Avant! Corporation, as subtenant, Renco Investment Company, as landlord, and Cirrus Logic, Inc., as tenant for the lease of facilities at 3400 West Warren Avenue, Fremont, California

       23      CONSENTS OF EXPERTS AND COUNSEL

       23.1    Consent of PricewaterhouseCoopers L.L.P., Independent Accountants

       23.2    Consent of Ernst & Young LLP, Former Independent Auditors

       23.3    Consent of Holleb & Coff (included in Exhibit 5.1)

       24      POWER OF ATTORNEY (INCLUDED ON THE SIGNATURE PAGE)

        * Compensatory plan or management contract

----------
(1) Incorporated by reference from the registrant's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 0-17816)

(2) Incorporated by reference from the registrant's Annual Report on Form 10-K for the year ended December 31, 1991 (File No. 0-17816)

(3) Incorporated by reference from the registrant's Registration Statement on Form S1, as amended (File No. 33-36768)

(4) Incorporated by reference from the registrant's Annual Report on Form 10-K for the year ended December 31, 1992 (File No. 0-17816)

(5) Incorporated by reference from the registrant's Registration Statement on Form S18, as amended (File No. 33-27029-LA)

(6) Incorporated by reference from the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (File No. 0-17816)

(7) Incorporated by reference from the registrant's Current Report on Form 8-K dated March 12, 1997 (File No. 0-17816)

(8) Incorporated by reference from the registrant's Current Report on Form 8-K dated October 24, 1997 (File No. 0-17816)

(9) Incorporated by reference from the registrant's Current Report on Form 8-K dated January 26, 1998 (File No. 0-17816)

(10) Incorporated by reference from the registrant's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-17816)

(11) Incorporated by reference from the registrant's Current Report on Form 8-K dated May 8, 1998 (File No. 0-17816)